Registration No. 333-145006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM SB-2

Registration Statement Under The Securities Act Of 1933

(Amendment No. 1)
______________________

REOSTAR ENERGY CORPORATION
(Name of small business issuer in its charter)

Nevada	1311	20-8428738
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

3880 Hulen Street, Fort Worth, Texas 76107
(817) 989-7367
(Address and telephone number of principal executive offices and principal place of business)

Mark S. Zouvas
Chief Executive Officer
ReoStar Energy Corporation
3880 Hulen Street
Fort Worth, Texas 76107
(817) 989-7367
(Name, address and telephone number
of agent for service)

Copies of all communications to:

Raymond A. Lee, Esq.
Chris Y. Chen, Esq.
Greenberg Traurig, LLP
3161 Michelson Drive, Suite 1000
Irvine, California 92612
(949) 732-6500

______________________

                Approximate date of proposed sale to the public: From time to time after the effective date of this Registration Statement.

                If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

                If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock	28,103,310	$1.26(2)	$35,410,171	$1,087.09
(1)	The 28,103,310 shares being registered for resale are for shares of our common stock, including (i) 16,641,310 shares previously issued and (ii) 11,462,000 shares issuable upon the exercise of warrants.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) and 457(g) under the Securities Act of 1933, using the average of the high and low prices as reported on the OTCBB on July 30, 2007.

Registration No. 333-145006

                The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED DECEMBER 31, 2007

PROSPECTUS

28,103,310 SHARES

REOSTAR ENERGY CORPORATION

COMMON STOCK

______________________

                This prospectus relates to the resale of shares of our common stock by the selling stockholders of ReoStar Energy Corporation identified in this prospectus. These shares or interests therein may be offered and sold from time to time by the selling stockholders named herein or their transferees, and we will not receive any of the proceeds from the sale of these shares by the selling stockholders. We will bear the costs relating to the registration of these shares.

                The selling stockholders may dispose of their common stock through public or private transactions at prevailing market prices, prices related to prevailing market prices or at privately negotiated prices. The selling stockholders may include pledgees, donees, transferees, or other successors in interest. The selling stockholders will pay any sales commissions incurred in connection with the disposition of shares through this prospectus. We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may sell some, all or none of the shares offered by this prospectus.

                Our shares are quoted on the OTC Bulletin Board under the symbol "REOS." The closing price of the shares as quoted on the OTC Bulletin Board on December 28, 2007 was $1.01 per share.

                No underwriter or person has been engaged to facilitate the sale of shares of common stock in this offering. None of the proceeds from the sale of stock by the selling stockholders will be placed in escrow, trust or any similar account.

______________________
                You should carefully consider "Risk Factors" beginning on page 3 for important information you should consider when determining whether to invest in our common stock.

______________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

______________________

The date of this Prospectus is [        ]

TABLE OF CONTENTS
PROSPECTUS SUMMARY	1
RISK FACTORS	3
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION	8
USE OF PROCEEDS	8
PRICE RANGE OF COMMON STOCK	9
DIVIDEND POLICY	9
SELLING STOCKHOLDERS	9
PLAN OF DISTRIBUTION	12
DESCRIPTION OF BUSINESS	13
MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION	17
LEGAL PROCEEDINGS	23
MANAGEMENT	24
RELATED PARTY TRANSACTIONS	27
INDEMNIFICATION	28
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	28
DESCRIPTION OF CAPITAL STOCK	29
LEGAL MATTERS	29
EXPERTS	29
WHERE YOU CAN FIND MORE INFORMATION	30

i

PROSPECTUS SUMMARY

                We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling stockholders are offering to sell, and seeking offers to buy, only the shares of common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares. Unless otherwise indicated, you should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.

                 In this prospectus, the words "ReoStar Energy Corporation," "Company," "we," "our," "ours" and "us" refer only to ReoStar Energy Corporation (unless indicated otherwise), and not to any of the selling stockholders. The following summary contains basic information about this offering. You should read carefully this entire prospectus, including the "Risk Factors," financial information and related notes, as well as the documents we have incorporated by reference into this prospectus before making an investment decision.

Company Background

                 Our company was incorporated in the State of Nevada on November 29, 2004 under the name of "Goldrange Resources, Inc."

                 On February 1, 2007, Goldrange Resources entered into a Contribution Agreement with JMT Resources, Ltd., REO Energy, Ltd., and Benco Operating, Inc., pursuant to which Goldrange Resources, in exchange for the issuance of an aggregate of 54,750,000 shares of its common stock to the contributors, acquired (1) certain assets related to oil and gas properties, and other related rights, including contractual rights to production and contractual rights providing for the acquisition or earning of any such interest; (2) a note receivable from REO Energy Ltd.'s drilling contractor which is secured by the drilling rig dedicated to REO Energy, Ltd.'s acreage; and (3) a 30% interest in a natural gas pipeline and gas gathering system.

                 The contributing entities were under common control prior to the transaction, and immediately after the transactions, the former shareholders of the contributing entities owned 80.4% of the issued and outstanding stock of the company. The contribution has been accounted for as a reverse merger. Goldrange Resources, Inc. has a March 31 fiscal year end while the contributing companies each had a calendar year end. Therefore, throughout this prospectus, when financial information is presented, the March 31 numbers will reflect the three months ended March 31, 2007 and pro forma financial data related to the combined predecessor companies will be presented for the years ended December 31, 2006 and 2005.

                 On February 5, 2007, we changed our name to "ReoStar Energy Corporation."

                 ReoStar Energy Corporation is a Nevada corporation. Our common stock is quoted for trading on the OTC Bulletin Board under the symbol REOS. Our principal executive offices are located at 3880 Hulen Street, Fort Worth, TX 76107Our telephone number is (817) 989-7367. Our fax number is 817-989-7368. We maintain a website at www.reostarenergy.com. The information on, or accessible through, our website is not part of this prospectus.

Business Overview

                 We are an upstream oil and gas producer with a blended mix of assets focused on developing reserves in North Texas and Arkansas. Our efforts are focused in two areas of exploration: (1) development of unconventional gas resource plays, located mainly in the Barnett Shale and (2) the re-development of partially depleted reservoirs in older, mature fields, and presently located in Corsicana, Texas. In addition to our exploration focus, we have interests in the following: a pipeline system that services our production in the Barnett Shale and a financial interest in a drilling rig that we use to drill our wells in the Barnett Shale project.

Private Placement

                 From January 2007 through May 2007, we sold to investors in a private placement transaction an aggregate of 11,462,000 units of our securities. Each unit consisted of one share of common stock and a warrant to purchase one share of common stock. The purchase price was $1.00 per unit and we received an aggregate of $11,462,000 in gross proceeds. The warrants have an exercise period of two years and an exercise price of $1.50 per share. The securities sold in the private placement were exempt from registration under the Securities Act of 1933, as amended, pursuant to Regulation S promulgated thereunder. This prospectus relates to the resale of 11,462,000 shares of common stock issued in the private placement and 11,462,000 shares of common stock issuable upon the exercise of the warrants. In addition, we are registering for resale 5,179,310 shares of our common stock previously issued to certain of the selling stockholders.

THE OFFERING

                 This prospectus relates to the resale of shares of our common stock by the selling stockholders of ReoStar Energy Corporation identified in this prospectus. All costs associated with this registration will be borne by us.

                 We are not selling any shares of common stock in this offering, and we will not receive any of the proceeds from the sale of these shares by the selling stockholders. All of the proceeds from the sale of the shares offered pursuant to this prospectus will go to the stockholders who offer and sell them. We will not receive any proceeds from the sale of shares by the selling stockholders. A portion of the shares offered pursuant to this prospectus are issuable upon the exercise of warrants. If these warrants are fully exercised by payment of the exercise price in cash, we will receive gross proceeds of approximately $17,193,000 (based on warrants to purchase 11,462,000 shares of common stock at an exercise price of $1.50 per share), which will be used for general corporate purposes, including working capital. The actual allocation of proceeds realized from the exercise of these warrants will depend upon the amount and timing of such exercises, our operating revenues and cash position at such time and our working capital requirements. The outstanding warrants may or may not be exercised, at the discretion of the holder.

                 The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may sell some, all or none of the shares offered by this prospectus.

Common stock outstanding as of December 17, 2007	79,831,310
Common stock offered by selling stockholders	Up to 28,103,310 shares (including 11,462,000 shares underlying warrants)
Use of proceeds	We will not receive any proceeds from the sale of shares
of our common stock by the selling stockholders. We
may receive proceeds of $17,193,000 if all of the
warrants held by the selling stockholders are exercised.
Management anticipates such proceeds will be used for
working capital and other general corporate purposes.
We cannot estimate how many, if any, warrants may be
exercised. See "Use of Proceeds" beginning on page 8.
OTCBB Trading symbol	REOS
Risk Factors	The securities offered by this prospectus are speculative
and involve a high degree of risk and investors
purchasing securities should not purchase the securities
unless they can afford the loss of their entire investment.
See "Risk Factors" beginning on page 3.

RISK FACTORS

                 An investment in our common stock is speculative and involves a high degree of risk and uncertainty. You should carefully consider the risks described below, together with the other information contained in this prospectus, including the consolidated financial statements and notes thereto of our company, before deciding to invest in our common stock.

RISKS RELATED TO OUR COMPANY

We may not operate profitably or generate positive cash flow in the future, and as a result, we may be forced to curtail or close our operations.

                 If we cannot generate positive cash flows in the future, or raise sufficient financing to continue our normal operations, then we may be forced to scale down or even close our operations. In particular, additional capital may be required in the event that:

•	Drilling and completion costs for further wells increase beyond our expectations; or

•	We encounter greater costs associated with general and administrative expenses or offering costs.

                 The occurrence of any of the aforementioned events could adversely affect our ability to meet our business plans.

                 We will depend almost exclusively on outside capital to pay for the continued exploration and development of our properties. Such outside capital may include the sale of additional stock and/or commercial borrowing. Capital may not continue to be available if necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to us. The issuance of additional equity securities by us would result in a significant dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.

                 If we are unable to obtain financing in the amounts and on terms deemed acceptable to us, we may be unable to continue our business and as a result may be required to scale back or cease operations for our business, the result of which would be that our stockholders would lose some or all of their investment.

Expansion of our operations will require significant capital expenditures for which we may be unable to provide sufficient financing.

                 Our business model contemplates expansion of our business by drilling on our existing properties and identifying and acquiring additional oil and gas properties. We intend to rely on external sources of financing to meet the capital requirements associated with the exploration and expansion of our oil and gas operations. We plan to obtain the future funding that we will need through debt and equity markets, but we cannot be assured that we will be able to obtain additional funding when it is required or that it will be available to us on commercially acceptable terms.

                 We also intend to make offers to acquire oil properties in the ordinary course of our business. If these offers are accepted, our capital needs will increase substantially. If we fail to obtain the funding that we need when it is required, we may have to forego or delay potentially valuable opportunities to acquire new oil and gas properties or default on existing funding commitments to third parties and forfeit or dilute our rights in existing oil property interests.

Our future performance is dependent upon our ability to identify, acquire and develop oil properties.

                 Our future performance depends upon our ability to find, develop and acquire oil and gas reserves that are economically recoverable. Without successful exploration, exploitation or acquisition activities, we will not be able to develop reserves or generate revenues. We may not be able to find and develop or acquire reserves on acceptable terms, or commercial quantities of oil and gas deposits may not be discovered sufficient to enable us to recover our acquisition, exploration and development costs or sustain our business.

                 The successful acquisition and development of oil and gas properties requires an assessment of recoverable reserves, future oil prices and operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact and their accuracy inherently uncertain. In addition, no assurances can be given that our exploitation and development activities will result in the discovery of any reserves. Our operations may be curtailed, delayed or canceled as a result of lack of adequate capital and other factors, such as title problems, weather, compliance with governmental regulations or price controls, mechanical difficulties, or unusual or unexpected formations, pressures and/or work interruptions. In addition, the costs of exploitation and development may materially exceed initial estimates.

                 We can provide no assurance that oil and gas will be discovered in commercial quantities in any of the properties we currently hold interests in or properties in which we may acquire interests in the future. Our success will depend upon our ability to acquire working and revenue interests in properties upon which oil reserves are ultimately discovered in commercial quantities. We have an established history of locating and developing properties that have oil and gas reserves.

Our ability to engage in and to complete the future exploitation and development projects described in the prospectus are subject to several uncertainties that may cause us to lose our interest in those projects or cause us to abandon those project before we are able to recognize any revenue from them.

                 Our current exploitation and development plans are described in this prospectus under the sections title "Description of Business," and "Management's Discussion and Analysis or Plan of Operation." Whether we ultimately undertake or complete an exploitation or development project is dependent upon the following factors:

•	Availability and cost of capital;

•	Receipt of additional seismic data or the reprocessing of existing data;

•	Current and projected oil or natural gas prices;

•	The costs and availability of drilling rigs and other equipment supplies and personnel necessary to conduct these operations;

•	Success or failure of activities in similar areas;

•	Changes in the estimates of the costs to complete the projects;

•	Our ability to attract other industry partners to acquire a portion of the working interest to reduce costs and exposure to risks; and

•	Decisions of our joint working interest owners and partners.

                 We will continue to gather data about our projects, and it is possible that additional information will cause us to alter our schedule or determine that a project should not be pursued at all. Any one of the foregoing factors may cause our plan of operation to be materially changed from that described in this prospectus.

We rely heavily upon reserve, geological and engineering data when determining whether or not to invest in a particular oil and gas property.

                 The reserve, geological and engineering data information that we use in evaluating oil and gas prospects is based on estimates involving a great deal of uncertainty. Different engineers may make different estimates of reserves and cash flows based on the same available data. Reserve estimates depend in large part upon the reliability of available geologic and engineering data, which is inherently imprecise. Geologic and engineering data are used to determine the probability that a reservoir of oil and gas exists at a particular location, and whether oil and/or gas and natural gas are recoverable from a reservoir. Recoverability is ultimately subject to the accuracy of data including, but not limited to, geological characteristics of the reservoir, structure, reservoir fluid properties, the size and boundaries of the drainage area, reservoir pressure, and the anticipated rate of pressure depletion. The evaluation of these and other factors is based upon available seismic data, computer modeling, well tests and information obtained from production of oil and gas from adjacent or similar properties, but the probability of the existence and recoverability of reserves is less than 100% and actual recoveries of proved reserves can differ from estimates.

                 Reserve estimates also require numerous assumptions relating to operating conditions and economic factors, including the price at which recovered oil and gas can be sold, the costs of recovery, assumptions concerning future operating costs, severance and excise taxes, development costs and work over and remedial costs, prevailing environmental conditions associated with drilling and production sites, availability of enhanced recovery techniques, ability to transport oil and gas to markets and governmental and other regulatory factors, such as taxes and environmental laws. A negative change in any one or more of these factors could result in quantities of oil and gas previously estimated as proved reserves becoming uneconomic. For example, a decline in the market price of oil or gas to an amount that is less than the cost of recovery of such oil or gas in a particular location could make production commercially impracticable. The risk that a decline in price could have that effect is magnified in the case of reserves requiring sophisticated or expensive production enhancement technology and equipment, such as some types of heavy oil. Each of these factors, by having an impact on the cost of recovery and the rate of production, will also affect the present value of future net cash flows from estimated reserves.

Essential equipment might not be available which would restrict our ability to explore in those areas causing delay in the implementation of our business plan.

                 Oil and gas exploitation and development activities depend upon the availability of drilling and related equipment in the particular areas where those activities will be conducted. Demand for that equipment or access restrictions may affect the availability of that equipment to us and delay our exploitation and development activities.

The loss of key employees would materially adversely affect our ability to operate our business and implement our business plan.

                 Our business operations are managed by three key employees, Mark S. Zouvas, our Chief Executive Officer, Scott Allen, our Chief Financial Officer and Brett Bennett, our Vice President. The loss of the services of such employees could seriously impair our business operations. We do not have key man life insurance on any of our executives.

Our bylaws contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.

                 Our bylaws contain provisions with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been one of our directors or officers.

Our bylaws do not contain anti-takeover provisions, which could result in a change of our management and directors if there is a take-over of our company.

                 We do not currently have a shareholder rights plan or any anti-takeover provisions in our bylaws. Without any anti-takeover provisions, there is no deterrent for a take-over of our company, which may result in a change in our management and directors.

RISKS RELATED TO OUR INDUSTRY

The successful implementation of our business plan is subject to risks inherent in the oil and gas business.

                 Our oil and gas operations are subject to the economic risks typically associated with exploration, development and production activities, including the necessity of significant expenditures to locate and acquire properties and to drill exploratory wells. In addition, the cost and timing of drilling, completing and operating wells is often uncertain. In conducting exploration and development activities, the presence of unanticipated pressure or irregularities in formations, miscalculations or accidents may cause our exploration, development and production activities to be unsuccessful. This could result in a total loss of our investment in a particular property. If exploration efforts are unsuccessful in establishing proved reserves and exploration activities cease, the amounts accumulated as unproved costs will be charged against earnings as impairments.

The oil and gas industry is highly competitive.

                 The oil and gas industry is highly competitive. We compete with oil and gas companies and other individual producers and operators, many of which have longer operating histories and substantially greater financial and other resources than we do, as well as companies in other industries supplying energy, fuel and other needs to consumers. Many of these companies not only explore for and produce crude oil and gas, but also carry on refining operations and market petroleum and other products on a worldwide basis. Our larger competitors, by reason of their size and relative financial strength, can more easily access capital markets than we can and may enjoy a competitive advantage in the recruitment of qualified personnel. They may be able to absorb the burden of any changes in laws and regulation in the jurisdictions in which we do business and handle longer periods of reduced prices of gas and oil more easily than we can. Our competitors may be able to pay more for productive oil and gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to acquire additional properties in the future will depend upon our ability to conduct efficient operations, evaluate and select suitable properties, implement advanced technologies and consummate transactions in a highly competitive environment.

Oil and gas operations are subject to comprehensive regulation which may cause substantial delays or require capital outlays in excess of those anticipated causing an adverse effect on our company.

                 Oil and gas operations are subject to federal, state, and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Oil and gas operations are also subject to federal, state, and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment. Various permits from government bodies are required for drilling operations to be conducted; no assurance can be given that such permits will be received. Environmental standards imposed by federal, provincial, or local authorities may be changed and any such changes may have material adverse effects on our activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us. Additionally, we may be subject to liability for pollution or other environmental damages which it may elect not to insure against due to prohibitive premium costs and other reasons. To date we have not been required to spend any material amount on compliance with environmental regulations. However, we may be required to do so in future and this may affect our ability to expand or maintain our operations.

Any change to government regulation/administrative practices may have a negative impact on our ability to operate and our profitability.

                 The laws, regulations, policies or current administrative practices of any governmental body, organization or regulatory agency in the United States or any other jurisdiction, may be changed, applied or interpreted in a manner which will fundamentally alter the ability of our company to carry on our business. The actions, policies or regulations, or changes thereto, of any governmental body or regulatory agency, or other special interest groups, may have a detrimental effect on us. Any or all of these situations may have a negative impact on our ability to operate and/or our profitably.

                 The marketability of natural resources will be affected by numerous factors beyond our control which may result in us not receiving an adequate return on invested capital to be profitable or viable. The marketability of natural resources which may be acquired or discovered by us will be affected by numerous factors beyond our control. These factors include market fluctuations in oil and gas pricing and demand, the proximity and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of oil and gas and environmental protection regulations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us not receiving an adequate return on invested capital to be profitable or viable.

Market fluctuations in the prices of oil and gas could adversely affect our business.

                 Prices for oil and gas tend to fluctuate significantly in response to factors beyond our control. These factors include, but are not limited to, the continued war in the Middle East and actions of the Organization of Petroleum Exporting Countries and its maintenance of production constraints, the U.S. economic environment, weather conditions, the availability of alternate fuel sources, transportation interruption, the impact of drilling levels on crude oil and gas supply, and the environmental and access issues that could limit future drilling activities for the industry.

                 Changes in commodity prices may significantly affect our capital resources, liquidity and expected operating results. Price changes directly affect revenues and can indirectly impact expected production by changing the amount of funds available to reinvest in exploration and development activities. Reductions in oil and gas prices not only reduce revenues and profits, but could also reduce the quantities of reserves that are commercially recoverable. Significant declines in prices could result in non-cash charges to earnings due to impairment.

                 Changes in commodity prices may also significantly affect our ability to estimate the value of producing properties for acquisition and divestiture and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on the value of the properties. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation of projects. We expect that commodity prices will continue to fluctuate significantly in the future.

RISKS RELATED TO OUR STOCK

Trading in our common shares on the OTC Bulletin Board is limited and sporadic making it difficult for our shareholders to sell their shares or liquidate their investments.

                 Our common shares are currently quoted on the OTC Bulletin Board. The trading price of our common shares has been subject to wide fluctuations. Trading prices of our common shares may fluctuate in response to a number of factors, many of which will be beyond our control. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with no current business operation. There can be no assurance that trading prices and price earnings ratios previously experienced by our common shares will be matched or maintained. These broad market and industry factors may adversely affect the market price of our common shares, regardless of our operating performance.

                 In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for us and a diversion of management's attention and resources.

We plan to issue additional shares or raise funds through the sale of equity securities, and if we are able to do so, your interests in our company will be diluted and you may suffer dilution in your net book value per share.

                 In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, your interests in our company will be diluted and you may suffer dilution in your net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in our control without your consent or the consent of a majority of the shareholders.

A decline in the price of our common stock could affect our ability to raise further working capital and adversely impact our operations.

                 A prolonged decline in the price of our common stock could result in a reduction in the liquidity of our common stock and a reduction in our ability to raise capital. Because our operations have been primarily financed through the sale of equity securities, a decline in the price of our common stock could be especially detrimental to our liquidity and our continued operations. Any reduction in our ability to raise equity capital in the future would force us to reallocate funds from other planned uses and would have a significant negative effect on our business plans and operations, including our ability to develop new projects and continue our current operations. If our stock price declines, we may not be able to raise additional capital or generate funds from operations sufficient to meet our obligations.

We do not expect to pay dividends.

                 We have not paid dividends since inception on our common stock, and we do not contemplate paying dividends in the foreseeable future on our common stock in order to use all of our earnings, if any, to finance expansion of our business plans.

If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board, we could be investigated by the SEC or we could incur liability to our shareholders.

                 Companies trading on the OTC Bulletin Board, such as us, must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTC Bulletin Board. If we fail to remain current on our reporting requirements, we could be removed from the OTC Bulletin Board. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market. Failure to remain current in our reporting obligations might also subject us to SEC investigation or private rights of action by our shareholders.

Our common stock is subject to the "penny stock" rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

                 The SEC has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	That a broker or dealer approve a person's account for transactions in penny stocks; and

•	The broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

•	Obtain financial information and investment experience objectives of the person; and

•	Make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

                 The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form:

•	Sets forth the basis on which the broker or dealer made the suitability determination; and

•	That the broker or dealer received a signed, written agreement from the investor prior to the transaction.

                 Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

NASD sales practice requirements may also limit a stockholder's ability to buy and sell our stock.

                 In addition to the "penny stock" rules described above, the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative, low-priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

                 This prospectus contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements included in this prospectus. Such statements may be identified by the use of forward-looking terminology such as "may," "will," "expect," "believe," "estimate," "anticipate," "intend," "continue," or similar terms, variations of such terms or the negative of such terms. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. Such statements address future events and conditions concerning our plan of operation, liquidity and capital resources and accounting matters. Actual results in each case could differ materially from those anticipated in such statements by reason of factors such as future economic conditions, changes in consumer demand, legislative, regulatory and competitive developments in markets in which we operate, and other circumstances affecting anticipated revenues and costs, as more fully disclosed in our discussion of risk factors beginning on page 3.

USE OF PROCEEDS

                 All of the net proceeds from the sale of the shares offered pursuant to this prospectus will go to the stockholders who offer and sell them. We will not receive any proceeds from the sale of shares by the selling stockholders. A portion of the shares offered pursuant to this prospectus are issuable upon the exercise of warrants. If these warrants are fully exercised by payment of the exercise price in cash, we will receive gross proceeds of approximately $17,193,000 (based on warrants to purchase 11,462,000 shares of common stock at an exercise price of $1.50 per share), which will be used for general corporate purposes, including working capital. The actual allocation of proceeds realized from the exercise of these warrants will depend upon the amount and timing of such exercises, our operating revenues and cash position at such time and our working capital requirements. The outstanding warrants may or may not be exercised, at the discretion of the holder.

PRICE RANGE OF COMMON STOCK

                 Our common stock, par value $.001, is currently quoted on the OTC Bulletin Board under the symbol "REOS"; however, active trading market in our common stock did not commence until November 2006. We completed a 4-for-1 forward stock split of our issued and outstanding shares of common stock on November 30, 2006. The following table sets forth the high and low bid prices for our common stock for the periods indicated. Such quotations are taken from information provided by Yahoo! historical finances and reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions.

	Bid
	High	Low
Fiscal year ending March 31, 2008:
Quarter Ended June 30, 2007	$1.28	$1.05
Quarter Ended September 30, 2007	$1.30	$1.02
Fiscal year ending March 31, 2007:
Quarter Ended December 31, 2006	$1.26	$0.05
Quarter Ended March 31, 2007	$1.33	$0.95

                 December 17, 2007, there were 79,831,310 shares of our common stock outstanding owned by approximately 323 holders of record.

DIVIDEND POLICY

                 We have never declared or paid any cash dividends on our common stock. We anticipate that any earnings will be retained for development and expansion of our business and do not anticipate paying any cash dividends in the near future. Our Board of Directors has sole discretion to pay cash dividends based on our financial condition, results of operation, capital requirements, contractual obligations and other relevant factors.

ABOUT THE OFFERING

                 From January 2007 through May 2007, we sold to investors in a private placement transaction an aggregate of 11,462,000 units of our securities. Each unit consisted of one share of common stock and a warrant to purchase one share of common stock. The purchase price was $1.00 per unit and we received an aggregate of $11,462,000 in gross proceeds. The warrants have an exercise period of two years and an exercise price of $1.50 per share. The securities sold in the private placement were exempt from registration under the Securities Act of 1933, as amended, pursuant to Regulation S promulgated thereunder. This prospectus relates to the resale of 11,462,000 shares of common stock issued in the private placement and 11,462,000 shares of common stock issuable upon the exercise of the warrants.

                 As part of the private placement, we agreed to register for resale 11,462,000 shares of common stock issued in the private placement and 11,462,000 shares of common stock issuable pursuant to the warrants.

                 We are also registering an additional 5,179,000 shares of our common stock previously issued to certain selling stockholders.

SELLING STOCKHOLDERS

                 As used herein, the term "selling stockholder" also includes any transferees, pledgees, donees, or successors to the selling stockholders named in the table below. Pledgees could include banks, brokers, financial institutions, or other lenders. To the extent required, we will name any additional selling stockholder in a supplement to this prospectus. The selling stockholders named below are not broker-dealers registered with the SEC or entities engaged in a business that would require them to be so registered. In addition, the selling stockholders do not have any agreement or understanding, directly or indirectly, to distribute any of the shares of common stock being registered pursuant to this registration statement.

                 The following table sets forth certain information with respect to the number of shares of our common stock beneficially owned by each of the selling stockholders as of December 17, 2007. We have determined beneficial ownership in accordance with the rules of the SEC.

                 Except as otherwise indicated below, none of the selling stockholders has had any position, office, or material relationship with us or any of our affiliates within the past three years, other than as a result of the acquisition, or current ownership, of the shares being registered for sale hereby or our other securities. The inclusion of shares in this table does not constitute an admission of beneficial ownership for the selling stockholders. The shares being registered by this prospectus may be offered from time to time by the selling stockholders named below. For each selling stockholder, the table below assumes the sale by that selling stockholder of all of its chares of common stock available for resale under this prospectus.

	Shares Beneficially Owned Before the Offering	Shares to be Sold in the Offering	Amount of Shares Beneficially Owned After the Offering
Accelera Private Equity II Limited (2)	500,000(1)	500,000(1)	0
Accelera Ventures Limited (2)	300,000(1)	300,000(1)	0
Agrifin S.A. (3)	200,000(1)	200,000(1)	0
Alan Taylor	200,000(1)	200,000(1)	0
Banca del Gottardo (4)	1,400,000(1)	1,400,000(1)	0
Bernard Grazia	1,500,000	1,500,000	0
Borgognon & Borgognon	100,000 (1)	100,000(1)	0
Burkhard Vetsch	30,000(1)	30,000(1)	0
Christian Weyer	50,000(1)	50,000(1)	0
Daniel Borgognon	100,000(1)	100,000(1)	0
Daniel Theurel	40,000(1)	40,000(1)	0
Danielle Vetsch	30,000(1)	30,000(1)	0
Denis Bachmann	1,500,000	1,500,000	0
Emile Baudin	100,000(1)	100,000(1)	0
Eric A. Janssens	200,000(1)	200,000(1)	0
Eric Piat	1,000,000(1)	1,000,000(1)	0
Eric Roger Handa	60,000(1)	60,000(1)	0
Fabrizio Civitarese	200,000(1)	200,000(1)	0
Florian Menetrey	100,000(1)	100,000(1)	0
Fond D'Assurance Retraite Des Garages Vaudois (6)	80,000(1)	80,000(1)	0
Fond Interprofessional de Prevoyance (6)	160,000(1)	160,000(1)	0
FP EMS (6)	80,000(1)	80,000(1)	0
Huradin Kumakhov (7)	1,000,000(1)	1,000,000(1)	0
Jean-Blaise Rivier	30,000(1)	30,000(1)	0
Jean-Louis Rivier	40,000(1)	40,000(1)	0
Lansing Securities Corp. (8)	1,000,000(1)	1,000,000(1)	0
Matthew Graham	60,000(1)	60,000(1)	0
Nicolas Salloum	200,000(1)	200,000(1)	0
Pelly Management, Inc. (9)	1,179,310	1,179,310	0
Sandren International Ltd. (10)	1,000,000	1,000,000	0
Schroder & Co Bank AG (11)	3,400,000(1)	3,400,000(1)	0
Senclin SA (12)	100,000(1)	100,000(1)	0
SG Private Banking (Suisse) SA (13)	8,000,000(1)	8,000,000(1)	0
Sven Hugo Meyer (14)	150,000(1)	150,000(1)	0
Virtus Asset Management Ltd. (15)	4,000,000(1)	4,000,000(1)	0
Yves Dubois and Jacqueline Dubois	14,000(1)	14,000(1)	0

Totals	28,103,310	28,103,310

_______________________________

(1)	Each of these selling stockholders acquired their shares in the private placement of an aggregate of 11,462,000 units of our securities. Each unit consisted of one share of common stock and a warrant to purchase one share of common stock such selling stockholder acquired in the private placement and an equal number of shares of common stock underlying the related warrant.

(2)	The selling stockholder has indicated to us that Dennis Kam Thai Leong has voting and dispositive power over the shares it is offering for resale.

(3)	The selling stockholder has indicated to us that Progin Jean-Bernard has voting and dispositive power over the shares it is offering for resale.

(4)	The selling stockholder has indicated to us that Nicola Foglia has voting and dispositive power over the shares it is offering for resale.

(5)	The selling stockholder has indicated to us that Daniel Borgognon has voting and dispositive power over the shares it is offering for resale.

(6)	The selling stockholder has indicated to us that T. P. Vaney has voting and dispositive power over the shares it is offering for resale.

(7)	The selling stockholder has indicated to us that Imre Jenoe Skultety has voting and dispositive power over the shares they are offering for resale.

(8)	The selling stockholder has indicated to us that Jose E. Silva, Marta de Saaverda, and Dianeth de Osplac have shared voting and dispositive power over the shares it is offering for resale.

(9)	The selling stockholder has indicated to us that Pablo Batista has voting and dispositive power over the shares it is offering for resale.

(10)	The selling stockholder has indicated to us that Luis A. Davis, Pamela D. Hall, and Silvia Clark have shared voting and dispositive power over the shares it is offering for resale.

(11)	The selling stockholder has indicated to us that Samuel Moulin has voting and dispositive power over the shares it is offering for resale.

(12)	The selling stockholder has indicated to us that Claude Borgognon has voting and dispositive power over the shares it is offering for resale.

(13)	The selling stockholder has indicated to us that Thierry Mory has voting and dispositive power over the shares it is offering for resale.

(14)	The selling stockholder has indicated to us that Sven Hugo Meyer and Floriane Nora Meyer have shared voting and dispositive power over the shares he is offering for resale.

(15)	The selling stockholder has indicated to us that Emanuele Di Gresy has voting and dispositive power over the shares it is offering for resale.

                 None of the selling stockholders is a broker-dealer nor an affiliate of a broker-dealer. None of the selling stockholders has held any position or office or has had any other material relationship with our company or any of our subsidiaries within the past three years. None of the selling stockholders has held any position or office or has had any other material relationship with our company's independent accountants, Killman, Murrell & Company, P.C., of Odessa, Texas within the past three years.

PLAN OF DISTRIBUTION

                 Each selling stockholder and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the over-the-counter bulletin board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use anyone or more of the following methods when selling shares:
•	Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	An exchange distribution in accordance with the rules of the applicable exchange;

•	Privately negotiated transactions;

•	Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	A combination of any such methods of sale;

•	Through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	Any other method permitted pursuant to applicable law.

                 The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), if available, rather than under this prospectus. Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales.

                 Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what are customary in the types of transactions involved.

                 The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be ''underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

                 The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                 Because selling stockholders may be deemed to be ''underwriters'' within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

                 We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

                Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholder or any other person. We win make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

                The selling stockholders may not sell the common stock included in this offering to cover short sales made prior to effectiveness of the registration statement. Upon closing the purchase of the secured convertible debentures, the selling stockholders represented and warranted to the company that they did not have an open short position in our common stock.

DESCRIPTION OF BUSINESS

Corporate History

                Our company was incorporated in the State of Nevada on November 29, 2004 under the name of "Goldrange Resources, Inc."

                On February 1, 2007, Goldrange Resources entered into a Contribution Agreement with JMT Resources, Ltd., REO Energy, Ltd., and Benco Operating, Inc., pursuant to which Goldrange Resources, in exchange for the issuance of an aggregate of 54,750,000 shares of its common stock to the contributors, acquired (1) certain assets related to oil and gas properties, and other related rights, including contractual rights to production and contractual rights providing for the acquisition or earning of any such interest; (2) a note receivable from REO Energy Ltd.'s drilling contractor which is secured by the drilling rig dedicated to REO Energy, Ltd.'s acreage; and (3) a 30% interest in a natural gas pipeline and gas gathering system.

                The contributing entities were under common control prior to the transaction, and immediately after the transactions, the former shareholders of the contributing entities owned 80.4% of the issued and outstanding stock of the company. The contribution has been accounted for as a reverse merger. Goldrange Resources, Inc. has a March 31 fiscal year end while the contributing companies each had a calendar year end. Therefore, throughout this prospectus, when financial information is presented, the March 31 numbers will reflect the three months ended March 31, 2007 and proforma financial data related to the combined predecessor companies will be presented for the years ended December 31, 2006 and 2005.

                On February 5, 2007, we changed our name to "ReoStar Energy Corporation."

General

                We are an oil and gas company engaged in the acquisition, development and production of natural gas and oil properties with operations primarily focused on developmental resource plays and enhanced oil recovery projects. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources and in the exploration of oil and gas reserves. Future financing may not be available on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue with our current business plan.

Business

                We are an upstream oil and gas producer with a blended mix of assets focused on developing reserves in North Texas and Arkansas. Our efforts are focused in two areas of exploration: (1) development of unconventional gas resource plays, located mainly in the Barnett Shale and (2) the re-development of partially depleted reservoirs in older, mature fields, and presently located in Corsicana, Texas. In addition to our exploration focus, we have interests in the following: a pipeline system that services our production in the Barnett Shale and a financial interest in a drilling rig that we use to drill our wells in the Barnett Shale project.

                Barnett Shale

                The ReoStar Barnett Shale project, located in Cooke and Montague Counties, Texas, is 70 miles northwest of Dallas, Texas. With approximately 9,000 acres of mineral leasehold (6,750 net acres) in the Barnett area, ReoStar has 300+ drilling locations in inventory. To date, we have drilled 50 wells to an average depth of 8,850 feet with an average retained working interest of approximately 25%.

                Drilling has been very successful in the terms of dry hole percentage. Due to the unique geology of our Barnett properties completion technique is the key to successful economic viability. Advancements in completion and hydraulic fracturing technology are expected to result in the ability to achieve higher production rates and increase ultimate recovery from each well. Our Barnett properties have produced revenues divided equally between oil/condensate and natural gas.

                ReoStar's strategy for developing the Barnett Shale Project is to continue drilling on the current acreage holdings, all of which are just west of the Muenster Arch. In addition, we plan on increasing our leasehold in this area in order to establish a contiguous block and exploration control over our designated Barnett Shale Project area. With one rig under contract running continuously, we expect to drill no fewer than 20 wells in fiscal year ending March 31, 2008. Our most recent production results should justify expanding our drilling program in 2009. Pipeline infrastructure is already built out to these areas to insure the timely sale of gas while avoiding costly shut-ins.

                Corsicana Field Redevelopment

                The Corsicana Field ("Corsicana" or "Field") is the oldest in Texas and has produced approximately 35 million barrels of oil since drilling began in the 1890's.

                Currently, we own a 95 percent working interest in all of the leases that comprise the field. The field has been owned by the principals of our company since 1997, and they have invested approximately $12 million in our acquisition and production efforts, which include several enhanced oil recovery (EOR) pilots.

                Our company's principals have considerable experience in the redevelopment of mature, shallow oil fields and possess a sophisticated background in technologies and reservoir characteristics. The Corsicana leasehold possesses one of the best redevelopment opportunities in Texas due to the extraordinary amount of in-place reserves. This project is a shallow depth, unconsolidated sand, producing field that includes a number of deeper productive areas each with distinctive production characteristics and histories. This presentation refers to the Mildred (Elm Ridge) Pool, which is the geological formation describing the Corsicana Field whose depth ranges from 800 to 1,000 feet.

                There are several aspects of this field that make it an attractive target for the pilot program. Third party reservoir engineering studies have shown that 84.5 MMBO (million barrels of oil) remain in place the Corsicana Field from an original 120MMBO total reserve. Various reviews have estimated the recoverable reserves to be 16 to 40 MMBO (See attached Reserve Report) depending on the extraction technology employed. The high amount of reserves remaining is primarily due to the fact that much of the shallow production in this field was discovered and developed between 1895 and 1930 during the infancy of the oil industry. The lack of geological knowledge and in particular, fluid flow mechanics greatly decreased the efficiency of production resulting in a high percentage of reserves remaining in place.

                The unique Corsicana field characteristics warrant redevelopment for the following reasons.

•	Technological advances - directional and horizontal drilling, under-balanced drilling, multilateral completions, down hole imaging tools, and polymer flooding provide new and different ways to extract oil from older, mature fields.

•	Underutilized infrastructure - this mature field has enormous infrastructure in place shortening the time to cash flow after the implementation of recovery technologies.

•	High quality heavy oil - The oil produced from the Nacatoch zone is 26° gravity and is naphtha based oil that does not require extensive refining. As a result, producers receive a bonus to the posted price, typically from $1.50 to $2.00 per barrel.

•	High yields and low lifting costs - 4,000 acres of contiguous mineral leasehold with very large in-place reserves and lifting costs as low as $8 per barrel including recovery technology applications.

                Fayetteville Shale

                We own approximately 9,492 gross acres (6,537 net acres) of mineral leasehold in various Arkansas counties in what is known as the Fayetteville Shale, an unconventional gas play located in the western part of the State of Arkansas. The acreage is located in areas northwest and northeast of Little Rock, Arkansas. The fairway of the Fayetteville Shale transverses an area approximately 50 miles northwest to 70 miles east of Little Rock. ReoStar has not set up operations in the area at this time. Currently the value is solely in the leased acreage. Acreage lease values range up to $900 per acre for contiguous acre blocks. We are currently contemplating whether we will establish operations in the Fayetteville Shale play or sell the acreage for a profit and retain an overriding royalty. The overriding royalty on acreage, if developed could turn into a sizable revenue stream if the wells are successfully drilled and completed.

                Tri-County Gas Gathering System Joint Venture

                In May of 2005, we entered into a Joint Venture Agreement with Central Crude Texas Gathering, L.P. and Cimmarron Gathering, L.P. to contribute and build pipeline infrastructure for the Barnett Shale play located in Cooke, Wise and Montague Counties, Texas, known as the Tri-County Gas Gathering System (TCGGS). Our fractional ownership in the TCGGS was one-third (33.33%).

                We have a financial partner who has contributed capital to the pipeline joint venture on our behalf in exchange for the right to earn a 50 percent interest of our ownership in the TCGGS. The financial partner has contributed $4.9 million as of April 30, 2007.

                On January 31, 2007, Benco (the predecessor company) agreed to a reduction in their interest, from 33.33% to 30%, in exchange for the waiver of accrued capital calls totaling $815,980.

                Effective May 1, 2007, we sold our entire interest in the Tri-County Gas Gathering System. The sales price was $15,000,000. We anticipate post closing adjustments (related to costs of pipeline construction in process on the effective date of the sale) totaling $900,000, which will reduce the proceeds from the sale. The sales will result in a gain of approximately $1,500,000 after tax. See the 8k filed on June 7, 2007 for more details.

                The primary benefit the company received in connection with the TCGGS was the ability to quickly and economically connect newly drilled wells to a sales line. As a result, the average time from drilling a well to first sales has been approximately 30 days. Due to the proximity of our acreage in the Barnett to the pipeline and our new agreement with TCGGS, we believe this benefit will continue even after selling our interest in the TCGGS.

                Vern Wilson Energy Transaction

                On September 28, 2007, we entered into a Purchase and Sale Agreement with Vern Wilson Energy, Inc, a Texas corporation ("WEI"). As a result, we purchased from WEI its working interests in 4 oil and gas leases located in Texas and Louisiana, a service rig, and an operating shop to assist in maintenance of field equipment. The leases have 30 total wells with 8 currently producing and one salt water disposal well. Eight additional wells are planned for recompletion in the immediate future. The acquisition provides the company with an introduction to the East Texas Field and all the related opportunities in the area. The acquisition of the service rig adds to our equipment inventory that already includes a work-over rig and a swab rig, which we believe will allow us to significantly lower completion and operating costs by not having to procure this equipment on an hourly basis from third-party vendors.

                Marketing and Customers

                We market nearly all of our oil and gas production from the properties we operate for both our interest and that of the other working interest owners and royalty owners. All of our gas produced from the Barnett Shale is sold pursuant to a gas contract with Cimmarron Gathering, L.P. The contract term is ten years and provides for a two tier system of charging for gathering natural gas. Currently, none of our gas is sold under long-term fixed price contracts. Our Barnett oil is currently sold to Cimmarron Gathering, LP on a month-to-month basis until such time as either party cancels by providing thirty (30) days advance written notice to the other party of intent to cancel. The contract pays Platts + minus $1.00 based on Plains - North Texas Sweet posted price.

                Oil and gas purchasers are selected on the basis of price, credit quality and service. For a summary of purchasers of our oil and gas production that accounted for 10% or more of consolidated revenue, see Note 10 to our financial statements. Because alternative purchasers of oil and gas are usually readily available, we believe that the loss of any of these purchasers would not have a material adverse effect on us.

                We have not entered into hedging transactions in the past, but may enter into hedging transactions with unaffiliated third parties for portions of our production to achieve more predictable cash flows and to reduce our exposure to short-term fluctuations in oil and gas prices in the future.

                Proximity to local markets, availability of competitive fuels and overall supply and demand are factors affecting the prices for which our production can be sold. Market volatility due to international political developments, overall energy supply and demand, fluctuating weather conditions, economic growth rates and other factors in the United States and worldwide has had, and will continue to have, a significant effect on energy prices.

                We incur gathering and transportation expenses to move our natural gas from the wellhead and tanks to purchaser specified delivery points. These expenses vary based on volume and the fee charged by the third-party transporters.

                For additional information, see "Risk Factors".

                Governmental Regulation

                Our operations are substantially affected by federal, state and local laws and regulations. In particular, oil and gas production and related operations are, or have been, subject to price controls, taxes and numerous other laws and regulations. All of the jurisdictions in which we own or operate producing crude oil and natural gas properties have statutory provisions regulating the exploration for and production of crude oil and natural gas, including provisions related to permits for the drilling of wells, bonding requirements in order to drill or operate wells, the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, and the abandonment of wells. Our operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units, the number of wells which may be drilled in an area, and the unitization or pooling of crude oil and natural gas wells, generally prohibit the venting or flaring of natural gas, and impose certain requirements regarding the ratability or fair apportionment of production from fields and individuals wells.

                In August 2005, Congress enacted the Energy Policy Act of 2005 ("EPAct 2005"). Among other matters, the EPAct 2005 amends the Natural Gas Act ("NGA"), to make it unlawful for "any entity", including otherwise non-jurisdictional producers such as ReoStar, to use any deceptive or manipulative device or contrivance in connection with the purchase or sale of natural gas or the purchase or sale of transportation services subject to regulation by the Federal Energy Regulatory Commission ("FERC"), in contravention of rules prescribed by the FERC. On January 20, 2006, the FERC issued rules implementing this provision. The rules make it unlawful in connection with the purchase or sale of natural gas subject to the jurisdiction of FERC, or the purchase or sale of transportation services subject to the jurisdiction of FERC, for any entity, directly or indirectly, to use or employ any device, scheme or artifice to defraud; to make any untrue statement of material fact or omit to make any such statement necessary to make the statements made not misleading; or to engage in any act or practice that operates as a fraud or deceit upon any person. EPAct 2005 also gives the FERC authority to impose civil penalties for violations of the NGA up to $1,000,000 per day per violation. The new anti-manipulation rule does not apply to activities that relate only to intrastate or other non-jurisdictional sale or gathering, but does apply to activities or otherwise non-jurisdictional entities to the extent the activities are conducted "in connection with" gas sales, purchases or transportation subject to FERC jurisdiction. It therefore reflects a significant expansion of FERC's enforcement authority. ReoStar does not anticipate it will be affected any differently than other producers of natural gas.

                Failure to comply with applicable laws and regulations can result in substantial penalties. The regulatory burden on the industry increases the cost of doing business and affects profitability. Although we believe we are in substantial compliance with all applicable laws and regulations, such laws and regulations are frequently amended or reinterpreted. Therefore, we are unable to predict the future costs or impact of compliance. Additional proposals and proceedings that affect the oil and gas industry are regularly considered by Congress, the states, the FERC, and the courts. We cannot predict when or whether any such proposals may become effective.

                Environmental Matters

                Our operations are subject to stringent federal, state and local laws governing the discharge of materials into the environment or otherwise relating to environmental protection. Numerous governmental departments such as the Environmental Protection Agency ("EPA") issue regulations to implement and enforce such laws, which are often difficult and costly to comply with and which carry substantial civil and criminal penalties for failure to comply. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentrations of various substances that can be released into the environment in connection with drilling, production and transporting through pipelines, limit or prohibit drilling activities on certain lands lying within wilderness, wetlands, frontier and other protected areas, require some form of remedial action to prevent pollution from former operations such as plugging abandoned wells, and impose substantial liabilities for pollution resulting from operations. In addition, these laws, rules and regulations may restrict the rate of production. The regulatory burden on the oil and gas industry increases the cost of doing business, affecting growth and profitability. Changes in environmental laws and regulations occur frequently, and changes that result in more stringent and costly waste handling, disposal or clean-up requirements could adversely affect our operations and financial position, as well as the industry in general. We believe we are in substantial compliance with current applicable environmental laws and regulations. Although we have not experienced any material adverse effect from compliance with environmental requirements, there is no assurance that this will continue. We did not have any material capital or other non-recurring expenditures in connection with complying with environmental laws or environmental remediation matters in 2006, nor do we anticipate that such expenditures will be material in 2007.

                The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a "hazardous substance" into the environment. These persons include owners or operators of the disposal site or sites where the release occurred and companies that disposed of or arranged for the disposal of the hazardous substances at the site where the release occurred. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. Furthermore, although petroleum, including crude oil and natural gas, is not a "hazardous substance" under CERCLA, at least two courts have ruled that certain wastes associated with the production of crude oil may be classified as "hazardous substances" under CERCLA and that such wastes may therefore give rise to liability under CERCLA. Beyond CERCLA, state laws regulate the disposal of oil and gas wastes, and periodically new state legislative initiatives are proposed that could have a significant impact on us. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damages allegedly caused by the release of hazardous substances or other pollutants into the environment pursuant to environmental statutes, common law or both.

                The Federal Water Pollution Control Act ("FWPCA") imposes restrictions and strict controls regarding the discharge of produced waters and other oil and gas wastes into waters of the United States. Permits must be obtained to discharge pollutants into state and federal waters. The FWPCA and analogous state laws provide for civil, criminal and administrative penalties for any unauthorized discharges of oil and other hazardous substances in reportable quantities and may impose substantial potential liability for the costs of removal, remediation and damages. State water discharge regulations and Federal National Pollutant Discharge Elimination System permits applicable to the oil and gas industry generally prohibit the discharge of produced water, sand and some other substances into coastal waters. The cost to comply with zero discharges mandated under federal and state law has not had a material adverse impact on our financial condition and results of operations.

                Some oil and gas exploration and production facilities are required to obtain permits for their storm water discharges. Costs may be incurred in connection with treatment of wastewater or developing and implementing storm water pollution prevention plans. The Resource Conservation and Recovery Act ("RCRA") as amended, generally does not regulate most wastes generated by the exploration and production of oil and gas. RCRA specifically excludes from the definition of hazardous waste "drilling fluids, produced waters, and other wastes associated with the exploration, development, or production of crude oil, natural gas or geothermal energy." However, these wastes may be regulated by the EPA or state agencies as non-hazardous solid waste. Moreover, ordinary industrial wastes, such as paint wastes, waste solvents, laboratory wastes and waste compressor oils, can be regulated as hazardous wastes. Although the costs of managing wastes classified as hazardous waste may be significant, we do not expect to experience more burdensome costs than similarly situated companies.

                The Oil Pollution Act ("OPA") requires owners and operators of facilities that could be the source of an oil spill into "waters of the United States" (a term defined to include rivers, creeks, wetlands and coastal waters) to adopt and implement plans and procedures to prevent any spill of oil into any waters of the United States. OPA also requires affected facility owners and operators to demonstrate that they have sufficient financial resources to pay for the costs of cleaning up an oil spill and compensating any parties damaged by an oil spill. Substantial civil and criminal fines and penalties can be imposed for violations of OPA and other environmental statutes.

                Stricter standards in environmental legislation may be imposed on the oil and gas industry in the future. For instance, legislation has been proposed in Congress from time-to-time that would alter the RCRA exemption by reclassifying certain oil and gas exploration and production wastes as "hazardous wastes" and make the waste subject to more stringent handling, disposal and clean-up restrictions. If such legislation were enacted, it could have a significant impact on our operating costs, as well as the industry in general. Compliance with environmental requirements generally could have a material adverse effect on our capital expenditures, earnings or competitive position. Although we have not experienced any material adverse effect from compliance with environmental requirements, no assurance may be given that this will continue.

Properties

                Our principal office is located at 3880 Hulen Street, 5th Floor, Fort Worth, Texas 76107. The Company will sub-lease this space from a non-affiliate and assume the 2 years remaining on the primary lease at a rate of $12,315 per month. The rented premises consist of 11,822 square feet and are used for general and administrative purposes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

                 The following discussion is intended to assist you in understanding our business and results of operations together with our present financial condition. The following discussion and analysis should be read in conjunction with our financial statements and the accompanying notes in this prospectus and elsewhere, including our reports filed with the SEC. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment from our management.

                 Statements in our discussion may be forward-looking. These forward-looking statements involve risks and uncertainties. We caution that a number of factors could cause future production, revenues and expenses to differ materially from our expectations. See "Cautionary Statement Concerning Forward-Looking Information" and "Risk Factors" at the beginning of this prospectus for additional discussion of some of these factors and risks.

                 Overview of Our Business

                 We are an independent natural gas and oil company engaged in the exploration, development and acquisition of oil and gas properties, primarily in the Southwestern United States. We operate in the up-stream segment of the business. We have a single company-wide management team that administers all properties as a whole rather than by independent operating segments. We track only basic operational data by area. We do not maintain complete separate financial statement information by area. We measure financial performance as a single enterprise and not on an area-by-area basis.

                 Our objective is to increase reserves and production through internally generated drilling projects coupled with complementary acquisitions. Further, we evaluate various Enhanced Oil Recovery (EOR) techniques to optimize exploitation of the mature oil holdings.

                 Our revenues, profitability and future growth depend substantially on prevailing prices for oil and gas and on our ability to find, develop and acquire oil and gas reserves that are economically recoverable. We use the successful efforts method of accounting for our oil and gas activities.

                 Vern Wilson Energy Transaction

                 On September 28, 2007, we entered into a Purchase and Sale Agreement with Vern Wilson Energy, Inc, a Texas corporation ("WEI"). As a result, we purchased from WEI its working interests in 4 oil and gas leases located in Texas and Louisiana, a service rig, and an operating shop to assist in maintenance of field equipment. The leases have 30 total wells with 8 currently producing and one salt water disposal well. Eight additional wells are planned for recompletion in the immediate future. The acquisition provides the company with an introduction to the East Texas Field and all the related opportunities in the area. The acquisition of the service rig adds to our equipment inventory that already includes a work-over rig and a swab rig, which we believe will allow us to significantly lower completion and operating costs by not having to procure this equipment on an hourly basis from third-party vendors.

                 Barnett Shale: We expect to bring two of the wells that were in process on September 30 online during the third quarter. During the second quarter we began a close proximity "cluster" re-completion and infill drilling program in our Barnett Shale properties. We will continue to implement the program during the third quarter. During the third quarter, we expect to drill and complete a cluster of 3 new wells and 1 older well (a recompletion). We also expect to begin drilling two wells which will be part of a cluster that will be completed during the fourth quarter. All wells within a cluster will be fractured using high pressure stimulation within a seven-day period and be brought online simultaneously.

                 Corsicana: We began injecting a polymer-surfactant solution into our pilot area in mid-June. During the second quarter we injected a total of approximately 600 barrels of the polymer-surfactant solution in 6 injection wells per day. Pressures have slowly been increasing and we have begun to see incremental increases in production in two of the seven producer wells. We will continue to closely monitor the injection process and expect to see continuing improvement in results during the third and fourth quarter of this fiscal year.

                 We have begun to permit and plan the drilling of the next 13 wells for the second stage of the pilot project. We are in the process of securing additional financing for the continued expansion of our pilot project. We expect to secure financing and begin work on the second stage during the third quarter and expect to complete the second stage during the fourth quarter.

                 Successful Efforts Method of Accounting

                 We account for our exploration and development activities utilizing the successful efforts method of accounting. Under this method, costs of productive exploratory wells, development dry holes and productive wells and undeveloped leases are capitalized. Oil and natural gas lease acquisition costs are also capitalized. Exploration costs, including personnel costs, certain geological and geophysical expenses and delay rentals for oil and natural gas leases, are charged to expense as incurred. Exploratory drilling costs are initially capitalized, but charged to expense if and when the well is determined not to have found reserves in commercial quantities. The sale of a partial interest in a proved property is accounted for as a cost recovery and no gain or loss is recognized as long as this treatment does not significantly affect the unit-of-production amortization rate. A gain or loss is recognized for all other sales of producing properties.

                 The application of the successful efforts method of accounting requires managerial judgment to determine the proper classification of wells designated as developmental or exploratory which will ultimately determine the proper accounting treatment of the costs incurred. The results from a drilling operation can take considerable time to analyze and the determination that commercial reserves have been discovered requires both judgment and industry experience. Wells may be completed that are assumed to be productive and actually deliver oil and natural gas in quantities insufficient to be economic, which may result in the abandonment of the wells at a later date. The evaluation of oil and natural gas leasehold acquisition costs requires managerial judgment to estimate the fair value of these costs with reference to drilling activity in a given area.

                 The successful efforts method of accounting can have a significant impact on the operational results reported when we enter a new exploratory area in hopes of finding an oil and natural gas field that will be the focus of future developmental drilling activity. The initial exploratory wells may be unsuccessful and will be expensed. Seismic costs can be substantial which will result in additional exploration expenses when incurred.

                 Industry Environment

                 We operate entirely within the United States, a mature region for the exploration and production of oil and gas. As a mature region, while new discoveries of oil and gas occur in the United States, the size and frequency of these discoveries is declining, while finding and development costs are increasing.

                 We believe that there remain certain areas in the Southwest which are under-explored or have not been fully explored and developed with the benefit of newly available exploration, production and reserve enhancement technology. Examples of such technology include advanced 3-D seismic processing, hydraulic reservoir fracture stimulation, advances in well logging and analysis, and enhanced oil recovery practices.

                 Another characteristic of a mature region is the historical exit of larger independent producers and major oil companies from such regions. These companies, searching for ever larger new discoveries, have ventured increasingly overseas and offshore, de-emphasizing their onshore United States assets. This movement out of mature basins by larger companies has provided acquisition opportunities for companies like ours that are capable of quickly analyzing opportunities, well positioned financially to quickly close an acquisition, and have the technical expertise to generate additional value from these assets.

                 In other situations, to increase cash flow without increasing capital spending, larger independent producers and major integrated oil companies have allowed smaller companies the opportunity to explore and develop reserves on their undeveloped acreage through joint ventures and farm-in arrangements.

                 We believe the acquisition market for natural gas properties has become extremely competitive as producers vie for additional production and expanded drilling opportunities. Acquisition values have reached historic highs and we expect these values to remain high in the near future. We expect drilling and service costs pressures to ease slightly, but expect them to remain at a high level in relative to past pricing. In addition, we expect lease operating expenses to continue to rise as producers are forced to make operational enhancements to maintain production in aging fields.

                 Crude oil and natural gas are commodities. The price that we receive for the crude oil and natural gas we produce is largely a function of market supply and demand. Demand for natural gas in the United States has increased dramatically over the last ten years. Demand is impacted by general economic conditions, estimates of gas in storage, weather and other seasonal condition, including hurricanes and tropical storms. Demand for crude oil has also increased over the last ten years while the increase in supply has not increased proportionately resulting in a tight market. Market conditions involving over or under supply of crude oil and natural gas can result in substantial price volatility. Historically, commodity prices have been volatile and we expect the volatility to continue in the future. A substantial or extended decline in oil and gas prices or poor drilling results could have a material adverse effect on our financial position, results of operations, cash flows, quantities of oil and gas reserves that may be economically produced and our ability to access capital markets.

                 We derive our revenues from the sale of crude oil and natural gas that is produced from our properties. Revenues are a function of the volume produced and the prevailing market price at the time of sale. The price of oil and natural gas is the primary factor affecting our revenues.

                 Principal Components of Our Cost Structure

                 •  Direct Operating Expenses. These are day-to-day costs incurred to bring hydrocarbons out of the ground and to the market together with the daily costs incurred to maintain our producing properties. Such costs also include work-over repairs to our oil and gas properties not covered by insurance. To minimize and help control our costs, we acquired one work-over drilling rig in June of 2007.

                 •  Production and Ad Valorem Taxes. These costs are primarily paid based on a percentage of market prices or at fixed rates established by federal, state or local taxing authorities.

                 •  Exploration Expense. The costs include geological and geophysical costs, seismic costs, delay rentals and the costs of unsuccessful wells or dry holes. While our current asset mix requires a minimum of geological and geophysical costs and seismic costs, it is possible this component of our cost structure could sharply increase depending upon future property acquisitions.

                 •  Plugging Costs. The Corsicana field is over one hundred years old and has hundreds of abandoned well bores scattered throughout the properties. In order to properly execute our enhanced oil recovery projects, we need to plug these abandoned, worn out well bores. Since the wells are fairly shallow, we are able to cement in the entire well bore at a cost of less than $1,500 per well.

                 •  General and Administrative Expense. Overhead, including payroll and benefits for our corporate staff, costs of maintaining our headquarters, costs of finding our working interest partners, costs of managing our production and development operations, audit and other professional fees and legal compliance are included in general and administrative expense. General and administrative expense includes stock-based compensation expense (non-cash) associated with the adoption of SFAS No. 123(R), amortization of restricted stock grants as part of employee compensation.

                 • Interest. We carry minimum levels of debt, but in the future, we may finance a portion of our working capital requirements and acquisitions with borrowings under a credit facility or with longer term public traded debt securities. As a result, interest expense could become a much more prevalent component of our cost structure. o

                 • Depreciation, Depletion and Amortization. As a successful efforts company, we capitalize all costs associated with our acquisition and all successful development and exploration efforts, and apportion these costs to each unit of production through depreciation, depletion and amortization expense. This also includes the systematic, monthly depreciation of our pipeline assets.

                 • Income Taxes. We are subject to state and federal income taxes but are currently not in a minimal tax paying position for regular federal income taxes, primarily due to the current deductibility of intangible drilling costs ("IDC"). We are also subject to some state income taxes. Currently, virtually all of our federal taxes are deferred; however, at some point, we will utilize all of our net operating loss carry-forwards and we will recognize current income tax expense and continue to recognize current tax expense as long as we are generating taxable income.

                 Results and Analysis of Financial Condition, Cash Flows and Liquidity

                 During the quarter ended September 30, 2007, we sold approximately 7,800 barrels of oil compared with 6,829 barrels of oil for the previous quarter, an increase of approximately 14%. We sold 82,030 mcf of gas for the quarter ended September 30, 2007 compared with 66,816 mcf of gas for the previous quarter, an increase of approximately 23%.

                 The average price for natural gas sold during the quarter was $5.45 per MCF net of transportation, compression and CO2 charges compared with $5.95 per MCF for the previous quarter. The average price per barrel of oil was $71.50 compared with $62.00 per barrel during the previous quarter.

                 Oil and gas revenues for the quarter ended September 30, 2007 were $1,019,222, compared with $813,924 during the previous quarter, an increase of 25%.

                 During the fiscal quarter ended September 30, 2007, we spent approximately $2.6 million on capital expenditures . For the six months ended September 30, 2007 we spent approximately $8.3 million on capital expenditure, of which approximately $4.1 million related to drilling costs incurred prior to the February 1, 2007 contribution of assets.

                 On September 30, 2007, we had $3.6 million in cash and total assets of $20 million. Debt consisted of payables to non-related parties of $3.4 million, of which, 1.6 million is long-term. We also had accounts and notes payables to related parties of $3.8 million.

                 During fiscal year ended March 31, 2007, our cash provided from operations for three months was $530 thousand, and we spent $6.5 million on capital expenditures. During this period, financing activities provided net cash of $5.2 million. Our financing activities were comprised of issuing debt and offering the company's securities via a private placement offering. The offering closed on April 30, 2007. The Company raised a $11.5 million in gross proceeds from its private placement.

                 On March 31, 2007, we had $212,000 in cash and total assets of $20.9 million. Debt consisted of payables to non-related parties of $10.5 million of which 1.5 million is long-term. We also had accounts and notes payables to related parties of $8.0 million.

                 Cash is required to fund capital expenditures necessary to offset inherent declines in production and reserves (which is typical in the oil and gas industry). The future success of increasing reserves and production will be dependent on capital resources available and the success of finding or acquiring additional reserves. We believe that net cash generated from operating activities and the proceeds from our private placement offering will be adequate to satisfy near-term financial obligations and liquidity needs.

                 However, long-term cash flows are subject to a number of variables including the level of production and prices as well as various economic conditions that have historically affected the oil and gas business. A material drop in oil and gas prices or a reduction in production and reserves would reduce our ability to fund capital expenditures, meet financial obligations and remain profitable. We operate in an environment with numerous financial and operating risks, including, but not limited to, the inherent risks of the search for, development and production of oil and gas, the ability to buy properties and sell production at prices which provide an attractive return and the highly competitive nature of the industry. Our ability to expand our reserve base is, in part, dependent on obtaining sufficient capital through internal cash flow, bank borrowings or the issuance of debt or equity securities. There can be no assurance that internal cash flow and other capital sources will provide sufficient funds to maintain capital expenditures that we believe are necessary to efficiently develop our properties and offset inherent declines in production and proved reserves.

Cash Flow

                 Our principal sources of cash are operating cash flow, the sale of a portion of the working interest in our Barnett Shale drilling projects, and the issuance of equity securities. Our operating cash flow is highly dependent on oil and gas prices.

                 Based on current projections and oil and gas futures prices, the balance of the 2007 capital program is expected to be funded with internal cash flow, asset sales and the company's cash resources.

Capital Requirements

                 Our primary needs for cash are for exploration and development of our Barnett Shale properties, establishing the enhanced oil recovery projects in our Corsicana properties, and the acquisition of additional oil and gas properties, both in unconventional gas plays and mature fields. During the year ended December 31, 2006, a predecessor company, REO Energy, Ltd. expended approximately $24 million on Barnett drilling projects. During the three months ended September 30, 2007 and June 30, 2007, respectively, $4.7 million and $4.7 million of capital was expended on Barnett Shale drilling projects. Our working interest partners contributed approximately $3.9 million and $3.4 million respectively for the quarters ended September 30, 2007 and June 30, 2007 toward the Barnett Shale drilling costs. Our retained working interests in the Barnett Shale development program was funded by cash flow from the Barnett Shale properties and cash on hand.

                 We have initiated phase two of the Corsicana pilot project and we expect to expand the project during the next fiscal year. We plan to drill more than eighty-eight wells, one-third of which will be injection wells, over the next six quarters. This phase will require at least one additional polymer mixing plant. Funding for this phase will be achieved partially through the Company's resources and additional outside capital. Management is considering its options with regards to such funding, which could be as much as $15 million, As the redevelopment program progresses, we expect the remaining capital requirements will be derived from the project's cash flow. There is no guarantee that such outside capital will be available to us or, if available, it will be on terms acceptable to us.

                 Cautionary Statement: There can be no assurance that we will be successful in raising capital through private placements or otherwise. Even if we are successful in raising capital through the sources specified , there can be no assurances that any such financing would be available in a timely manner or on terms acceptable to us and our current shareholders. Additional equity financing could be dilutive to our then existing shareholders, and any debt financing could involve restrictive covenants with respect to future capital raising activities and other financial and operational matters.

Future Commitments

                 In addition to our capital expenditure program, we are committed to making cash payments in the future on two types of contracts: note agreements and operating leases. As of September 30, 2007, we have no capital leases nor have we entered into any material long-term contracts for equipment, nor do we have any off-balance sheet debt or other such unrecorded obligations.

                 The table below provides estimates of the timing of future payments that we are obligated to make based on agreements in place at September 30, 2007. In addition to the contractual obligations listed on the table below, our balance sheet at September 30, 2007 reflects accrued interest payable on our debt of $276,568.

	Fiscal year ended March 31
	2008	2009	2010
Office Lease	110,000	150,000	132,000
Mineral Lease loans	--	100,000	--
Related Party Notes Payable	3,194,594	324,330	--

                 Off-Balance Sheet Arrangements

We do not currently utilize any off-balance sheet arrangements to enhance liquidity and capital resource position, or for any other purpose.

                 Inflation and Changes in Prices

                 Our revenues, the value of our assets and our ability to obtain bank loans or additional capital on attractive terms have been and will continue to be affected by changes in oil and gas prices and the costs to produce our reserves. Oil and gas prices are subject to significant fluctuations that are beyond our ability to control or predict. In order to minimize our downside exposure to oil and gas price volatility, we will more than likely begin to hedge our future production during the third quarter.

                 Although certain of our costs and expenses are affected by general inflation, inflation does not normally have a significant effect on our business. In a trend that began in 2004 and accelerated during 2005 and 2006, commodity prices for oil and gas increased significantly. The higher prices have led to increased activity in the industry and, consequently, rising costs. These costs trends have put pressure not only on our operating costs but also on our capital costs. Industry capital costs have nearly doubled during the last two years. Industry analysts expect the trend to continue during the next fiscal year. We expect demand for vertical drilling rigs in the Barnett Shale to ease during the next fiscal year, which we expect will result in a leveling out of our capital costs during the next fiscal year.

                 Management's Discussion of Critical Accounting Estimates

                 Our discussion and analysis of our financial condition and results of operations are based upon consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the year. We base our estimates on historical experience and various other assumptions that we believe are reasonable; however, actual results may differ.

                 Certain accounting estimates are considered to be critical if (a) the nature of the estimates and assumptions is material due to the level of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to changes; and (b) the impact of the estimates and assumptions on financial condition or operating performance is material.

                 Oil and Gas Properties

                 To ensure the reliability of our reserve estimates, we engage independent petroleum consultants to prepare an estimate of proved reserves. Proved reserves are defined by the SEC as those volumes of crude oil, condensate, natural gas liquids and natural gas that geological and engineering data demonstrate with reasonable certainty are recoverable from known reservoirs under existing economic and operating conditions. Proved developed reserves are volumes expected to be recovered through existing wells with existing equipment and operating methods. Although our engineers are knowledgeable of and follow the guidelines for reserves established by the SEC, the estimation of reserves requires engineers to make a significant number of assumptions based on professional judgment. Reserve estimates are updated at least annually and consider recent production levels and other technical information. Estimated reserves are often subject to future revisions, which could be substantial, based on the availability of additional information, including: reservoir performance, new geological and geophysical data, additional drilling, technological advancements, price and cost changes and other economic factors. Changes in oil and gas prices can lead to a decision to start-up or shut-in production, which can lead to revisions to reserve quantities. Reserve revisions in turn cause adjustments in the depletion rates utilized by us. We cannot predict what reserve revisions may be required in future periods.

                 We monitor our long-lived assets recorded in property, plant and equipment in our consolidated balance sheet to ensure they are fairly presented. We must evaluate our properties for potential impairment when circumstances indicate that the carrying value of an asset could exceed its fair value. A significant amount of judgment is involved in performing these evaluations since the results are based on estimated future events. Such events include a projection of future oil and natural gas sales prices, an estimate of the ultimate amount of recoverable oil and gas reserves that will be produced from a field, the timing of future production, future production costs, future abandonment costs, and future inflation. The need to test a property for impairment can be based on several factors, including a significant reduction in sales prices for oil and/or gas, unfavorable adjustment to reserves, physical damage to production equipment and facilities, a change in costs, or other changes to contracts, environmental regulations or tax laws. All of these factors must be considered when testing a property's carrying value for impairment. We cannot predict whether impairment charges may be required in the future. We are required to develop estimates of fair value to allocate purchase prices paid to acquire businesses to the assets acquired and liabilities assumed under the purchase method of accounting. The purchase price paid to acquire a business is allocated to its assets and liabilities based on the estimated fair values of the assets acquired and liabilities assumed as of the date of acquisition. We use all available information to make these fair value determinations.

                 Deferred Taxes

                 We are subject to income and other taxes in all areas in which we operate. When recording income tax expense, certain estimates are required because income tax returns are generally filed many months after the close of a calendar year, tax returns are subject to audit which can take years to complete and future events often impact the timing of when income tax expenses and benefits are recognized. We have deferred tax assets relating to tax operating loss carry forwards and other deductible differences. We routinely evaluate deferred tax assets to determine the likelihood of realization. A valuation allowance is recognized on deferred tax assets when we believe that certain of these assets are not likely to be realized. In determining deferred tax liabilities, accounting rules require OCI to be considered, even though such income or loss has not yet been earned.

                 At September 30, 2007, deferred tax liabilities exceeded deferred tax assets by $2.4 million. We may be challenged by taxing authorities over the amount and/or timing of recognition of revenues and deductions in our various income tax returns. Although we believe that we have adequately provided for all taxes, gains or losses could occur in the future due to changes in estimates or resolution of outstanding tax matters.

                 Contingent Liabilities

                 A provision for legal, environmental and other contingent matters is charged to expense when the loss is probable and the cost or range of costs can be reasonably estimated. Judgment is often required to determine when expenses should be recorded for legal, environmental and contingent matters. In addition, we often must estimate the amount of such losses. In many cases, our judgment is based on the input of our legal advisors and on the interpretation of laws and regulations, which can be interpreted differently by regulators and/or the courts. We monitor known and potential legal, environmental and other contingent matters and make our best estimate of when to record losses for these matters based on available information. Although we continue to monitor all contingencies closely, particularly our outstanding litigation, we currently have no material accruals for contingent liabilities.

Subsequent Events

Sale of interest in Tri-County Gas Gathering System (TCGGS).

                 On June 6, 2007 we sold our entire interest in the Tri-County Gas Gathering System. The sales price was $15,000,000. We anticipate post closing adjustments (related to costs of pipeline construction in process on the effective date of the sale) totaling $900,000, which will reduce the proceeds from the sale. The sales will result in a gain of approximately $1,500,000 after tax. See the 8k filed on June 7, 2007 for more details.

Formation of ReoStar Leasing, Inc.

                 In June 2007, we formed a wholly owned subsidiary, ReoStar Leasing, Inc. ("RLI"). RLI acquired a work-over drilling rig for approximately $675,000 and a swab rig for approximately $175,000. Both rigs will be leased to the related party operator of our Barnett Shale properties. We expect the acquisition of the rigs to result in improved operating margins.

Vern Wilson Energy Transaction

                 On September 28, 2007, ReoStar Energy Corporation entered into a Purchase and Sale Agreement with Vern Wilson Energy, Inc, a Texas corporation ("WEI"). The agreement provides for the purchase by ReoStar Energy from WEI of its working interests in certain oil and gas leases located in Texas and Louisiana, a service rig, and other equipment. As consideration, ReoStar Energy agreed to pay WEI $159,000 in cash and to issue to WEI 240,000 shares of its common stock. WEI agreed to have all liabilities associated with the purchased properties paid in full.

United Texas Petroleum Transaction

                 On December 4, 2007, ReoStar Energy Corporation entered into a Purchase and Sale Agreement with United Texas Petroleum, Inc, a Texas corporation ("UTP"). The agreement provides for the purchase by ReoStar Energy from UTP of its working interests in certain oil and gas wells located in the Barnett Shale trend in North Texas. As consideration, ReoStar Energy agreed to pay UTP $914,446 in cash for working interest in 27 wells. The effective date of the Agreement is August 1, 2007.

Number of Employees

                 As of the date of the filing of this prospectus, we have 4 full-time employees, including our Chief Executive Officer and our Chief Financial Officer. We do not expect any material changes in the number of employees over the next 12 months. However, if we are successful in any subsequent drilling programs, we may retain additional employees. We have relied on, and will continue to rely on, outside consultants for services.

                 In addition, non-publicly traded affiliates operate our oil and gas properties. The affiliated operating companies are owned and managed by ReoStar shareholders that own more than 50% of our stock. As of December 17, 2007, the affiliated operating companies have 36 full-time employees and 6 part-time employees.

LEGAL PROCEEDINGS

                 We are not currently a party to any material legal proceedings. From time to time, we may receive claims of and become subject to commercial litigation related to the conduct of our business. Such litigation could be costly and time consuming and could divert our management and key personnel from our business operations. The uncertainty of litigation increases these risks. In connection with such litigation, we may be subject to significant damages or equitable remedies relating to the operation of our business. Any such litigation may materially harm our business, results of operations and financial condition.

MANAGEMENT

Executive Officers and Directors

                 The following table sets forth certain information regarding our executive officers and directors as of December 17, 2007:

Name	Age	Position	Date first elected or appointed
M. O. Rife III	67	Chairman of the Board of Directors	February 02, 2007
Mark S. Zouvas	44	Chief Executive Officer and Director	February 02, 2007
Joe Bill Bennett	61	Chief Operating Officer and Director	October 01, 2007
Brett Bennett	41	Vice President	February 02, 2007
Jean-Baptiste Heinzer	38	Director	February 02, 2007
Alan Rae	49	Director	April 01, 2007
Scott Allen	41	Chief Financial Officer	February 2, 2007

                 Our directors are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.

Business Experience

                 The following is a brief account of the education and business experience during at least the past five years of each director and executive officer, indicating the principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

M. O. Rife III, Chairman of the Board of Directors

                 Mr. Rife, a founding partner in Matrix Energy Services Corporation, has been in the oil and gas industry for 45 years and involved in the drilling, completion and operating of over 3,500 wells throughout the mid-continent Region. The scion of one of Fort Worth's first independent oil and gas producers, Mr. Rife learned the business literally from the ground up and successfully launched and completed drilling programs in Louisiana, Oklahoma, and New Mexico. Mr. Rife attended Texas Christian University and began working in the oil field when he was eighteen. He worked with his father for 15 years, and then started his own company, Rife Oil Properties. He has been involved in the drilling, completion and operating of over 1,500 wells throughout the mid-continent Region. Currently Rife Oil Properties operates over 800 wells in Texas. Mr. Rife was Chairman of the Board of Matrix Energy Services Corp., a publicly listed oil and gas company. He resigned his position in September, 2004. Mr. Rife has been engaged in the evaluation of drilling opportunities for REO Energy, Ltd since September 2004.

Mark S. Zouvas, Chief Executive Officer and Director

                 Mr. Zouvas has a BA from the University of California at Berkeley. As a staff auditor with Price Waterhouse, he performed services for clients in the banking and real estate industries. He was a broker and an accountant in the state of California and served as an associate producer for CBS Television early in his career. Mr. Zouvas was involved in commodities trading and served as the CFO for a professional services division in Chicago. He was formerly the Chief Financial Officer of a publicly traded oil and gas exploration firm and was a member of their Board of Directors. Mr. Zouvas' primary responsibilities included fund raising, investor relations and corporate compliance. He has had over fifteen years of experience in preparing investment summaries and has raised over $75 million through debt and equity offerings to investors both domestically and abroad. Since September 2004, he has overseen the redevelopment of JMT Resources' Corsicana Field as their Managing Partner and is involved in the acquisition of other strategic oil and gas assets. Mr. Zouvas was the Chief Financial Officer and Director of Matrix Energy Services Corp., a publicly listed oil and gas company. He resigned his position in September, 2004.

Joe Bill Bennett

                 Mr. Bennett has been involved in the oil industry as an independent oil and gas operator in North Texas for the past 40 years and is experienced in developing exploration projects, drilling and completing wells, and managing all phases of operations. He served in key management positions of various oil and gas companies, where he directed the development of exploration projects and also managed the operations of the properties. Mr. Bennett also served on the board of directors of Matrix Energy Services Corporation (formerly Power Exploration), a publicly traded company involved in the re-development of partially depleted oil fields. Mr. Bennett has been the president of Rife Energy Operating since April 2002, where he is engaged in developing the technologies and exploitation techniques related to the oil window of the Barnett Shale. Mr. Bennett attended the University of Texas at Austin studying petroleum engineering.

Brett Bennett, Vice President

                 Mr. Bennett joined Rife Energy Operating, Inc. in June of 2004 as Communications Officer serving various capacities including investor relations and regulatory reporting. He is the 4th generation of the Bennett family involved in the oil and gas industry. Prior to joining Rife Energy, Mr. Bennett built a successful employee benefits/corporate retirement solutions business in the Dallas/Ft. Worth market from 2000 through 2005. He has not held any previous positions with a publicly traded corporation.

Jean-Baptiste Heinzer, Director

                 Jean-Baptiste Heinzer started his career with Caterpillar. He was then called to turn around his family's business and led it to a successful sale. He then returned to industry as business development consultant (airlines, drug distribution & retail, quality management & ISO certification). In October 2001 he joined Bisange SA, a Venture Capital Company as manager developing the structureof the investment vehicle. He left in June 2002 to start Equitys SA, a project management & corporate finance company and has been it's chairman and executive partner since then. Mr. Heinzer is a graduated from the HEC Business School of the University of Lausanne (Switzerland) and has post graduate certificate in Corporate Finance from the University of Geneva (Switzerland). Mr. Heinzer currently is not an officer or director of another publicly held corporation nor has he held a similar position of the last fiver years.

Alan Rae, Director

                 Alan R. Rae has over 25 years of diverse commercial experience in the automotive, financial and alternative fuels industries as a consultant, business owner, manager and director. Mr. Rae has been the Chief Executive Officer and a Director of the O2Diesel Corporation since July 15, 2003. Mr. Rae founded O2Diesel's predecessor, the AAE Technologies group of companies in 1997, and has served as a Director and an executive on all of companies within the group. In August 1999, he became a Director and President of AAE Technologies, Inc. (now O2Diesel Inc.), and in October 2000 became a Director and Chief Operating Officer of AAE Technologies International PLC and continues to hold these positions in both companies.

Scott Allen, Chief Financial Officer

                 Mr. Allen has a BS in accounting from Montana State University and a MBA from Texas Christian University. He is a certified public accountant and began his career with KPMG Peat Marwick in Midland, Texas. Mr. Allen has more than 17 years experience working in the oil and gas industry. Prior to joining ReoStar Energy Corporation, Mr. Allen started a successful public accounting firm in 2002 that has grown steadily since its inception.

Family Relationships

                 Joe Bill Bennett is the father of the company's current Vice President and former director, Brett Bennett.

Involvement in Certain Legal Proceedings

                 None of our directors, executive officers, promoters or control persons have been involved in any of the following events during the past five years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.	being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Executive Compensation

The following table sets forth certain information with respect to the compensation of our Chief Executive Officer and each of our other most highly compensated executive officers who earned more than $100,000 for the fiscal year ended March 31, 2007.

Summary Executive Compensation Table
Name and Principal Position	Year	Salary ($)	Stock Award(s) ($)	Option Awards (#)	All Other Compensation ($)	Total ($)
Mark S. Zouvas - CEO & Director (1)	2007	120,000	-	-	9,000	129,000

Scott Allen - CFO (2)	2007	84,000	187,500	-	-	271,500

Brett Bennett - Vice President & Director (3)	2007	84,000	250,000	-	18,000	352,000

M.O. Rife III - Chairman & Director (4) 2007	2007	-	-	-	-	-

GENERAL - Each of three officers receiving a salary from the Company executed an employment contract whose employment is "at will," subject to applicable law, and that either the Company or the officers may terminate the respective party's employment at any time, with or without notice, for any reason or no reason whatsoever. Nothing in this Agreement shall constitute a promise of employment for any particular duration or rate of pay. The compensation information provided is based on annual basis as provided in the officers' employment agreements.

(1)	Mark S. Zouvas, the Chief Executive Officer, receives a car allowance equal to $750 per month or $9,000 per annum. Mr. Zouvas did not receive a restricted stock award.

(2)	Scott Allen, the Chief Financial Officer, was granted a restricted stock awards equal to 300,000 shares. These shares were granted on April 1, 2007 and will vest over a two-year period with 50% of the award vesting on March 31, 2008 and the remaining 50% vesting on March 31, 2009.

(3)	Brett Bennett, the Vice-President, receives a car allowance equal to $1,500 per month or $18,000 per annum. He was granted a restricted stock award equal to 400,000 shares. These shares were granted on April 1, 2007 and will vest over a two-year period with 50% of the award vesting on March 31, 2008 and the remaining 50% vesting on March 31, 2009.

(4)	M.O. Rife III, our Chairman, receives no salary from the Company.

For the year ended March 31, 2007, we employed no other executive officers.

Director Compensation Table
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards($)	All Other Compensation ($)	Total ($)
Alan Rae - Director (1)	14,000	-	14,766	-	28,766

Jean-Baptiste Heinzer - Director (1)	14,000	-	14,766	-	28,766

(1)	The directors of the Registrant have voted on the compensation for their services as directors. The outside directors (Rae and Heinzer) are to been reimbursed for expenses incurred in attending board meetings plus $12,000 per annum for all outside directors. Additionally, the outside directors will receive a payment of $1,000 per meeting plus options totaling 50,000 shares of stock, granted at FMV of the date of the grant and vesting equally over a period of 3 years. Vesting will occur at the end of Company's succeeding fiscal year-ends. The Company anticipates that the outside directors will attend two board meetings per year with the remaining meetings to be held telephonically.

Outstanding Equity Awards at July 31, 2007

We do not have any outstanding equity awards at July 31, 2007.

Employment Agreements

                 Mr. Zouvas is under a two-year employment contract for $120,000 per year with no grants for stock or stock options. Mr. Zouvas also, under the terms of the contract, is entitled to reimbursement of his auto expenses at a rate of $750 per month. Mr. Zouvas is an at will employee with no severance or termination compensation terms or package attached to his contract.

                 Mr. Bennett is under a two-year employment contract for $84,000 per year and was granted 400,000 shares of common stock that will vest proportionately over the term of the contract. Mr. Bennett is an at will employee with no severance or termination compensation terms or package attached to his contract. Mr. Bennett also, under the terms of the contract, is entitled to reimbursement of his auto expenses at a rate of $1,500 per month.

                 Mr. Allen is under a two-year employment contract for $84,000 per year and was granted 300,000 shares of common stock that will vest proportionately over the term of the contract. Mr. Allen is an at will employee with no severance or termination compensation terms or package attached to his contract.

Committees of the Board of Directors

                The Audit Committee currently consists of Mark S. Zouvas, M.O. Rife III and Jean-Baptiste Heinzer. Mr. Heinzer is considered independent under the listing standards of the American Stock Exchange. The Audit Committee is responsible for retaining, evaluating and, if appropriate, recommending the termination of the Company's independent registered public accounting firm and is primarily responsible for approving the services performed by the Company's independent registered public accounting firm and for reviewing and evaluating the Company's accounting principles, financial reporting practices, and system of internal accounting controls. The Audit Committee is also responsible for maintaining communication between the Board of Directors and the Company's independent registered public accounting firm. M.O. Rife, III serves as the Chairman of the Audit Committee. We currently do not have an audit committee financial expert. Management does not believe it is necessary to for the Board of Directors to designate an audit committee financial expert at this time because the Company is newly reorganized and has undergone an extensive audit review of its financial statements and those of its contributors for the past three years. The Company acknowledges the requirement for independent, financial experts on its board and this committee in particular and will engage such persons as necessary or as it deems appropriate.

                 The Compensation Committee currently consists of M.O. Rife III, Alan Rae and Jean-Baptiste Heinzer. Mr. Rae and Mr. Heinzer are independent under the listing standards of the American Stock Exchange. Mr. Rife does not receive a salary or compensation from the Company. Mr. Rae serves as Chairman of the Compensation Committee.

                 The Company's executive compensation program is administered by the Compensation Committee. The Compensation Committee is responsible for approving the compensation package of each executive officer and recommending it to the Board of Directors. In making decisions regarding executive compensation, the Compensation Committee considers the input of the Company's management and other directors.

                 All directors participate in the consideration of director nominees. We do not have a policy with regard to consideration of nominations for director. We accept nominations for directors from our security holders. There is no minimum qualification for a director nominee to be considered by our board of directors. All of our directors will consider any nomination in accordance with his or her fiduciary responsibility to the company and its stockholders.

                 Security holders may send communications to our Board of Directors by writing to ReoStar Energy Corporation, 3880 Hulen Avenue, Fort Worth, Texas 76107, attention Board of Directors or any specified director. Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or directors.

RELATED PARTY TRANSACTIONS

                 Our producing oil and gas properties are operated by related parties. The related party operators are corporations wholly owned by shareholders owning either directly or indirectly more than 20% of the issued and outstanding stock of ReoStar. The operators bill us monthly for our proportionate share of operating expenses for each lease.

                 We typically sell up to 75% working interest in every well we drill in our Barnett Shale project on a turn-key basis. We bill the working interest owners for their proportionate share of the turn-key drilling and completion price. We subcontract the actual drilling of the well to the related party operator who then subcontracts a substantial portion of the drilling and completion activities out to other unrelated third party contractors. The related party operator bills us for the actual cost of drilling and completing the well; which exceeds $1,000,000. We believe this arrangement provides ReoStar with opportunity to maximize our working interest position while minimizing the cost

INDEMNIFICATION

                 Our bylaws provide indemnification by the company of any individual made a party to proceeding because he is or was an officer, director, employee or agent of the company against liability incurred in the proceeding, to the fullest extent permissible under the laws of Nevada. The bylaws provide that the company advance the expenses of officers and directors incurred in defending any such proceeding, provided that the company received an undertaking from such person to repay the expenses advanced if it is ultimately determined that he is not entitled to be indemnified.

                 Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Owners / Management

                 The following table sets forth certain information regarding the beneficial ownership of our common stock held as of December 17, 2007, by:

•	each of the named executive officers;

•	each director;

•	all of our current directors and executive officers as a group; and

•	each person known to us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

                 For purposes of this table, a person is deemed to be the "beneficial owner" of the number of shares of common stock that such person has the right to acquire within 60 days of December 17, 2007, through the exercise of any option, warrant or right, through the conversion of any security, through the power to revoke a trust, discretionary account, or similar arrangement, or through the automatic termination of a trust, discretionary account or similar arrangement.

                 Percentage ownership is based on an aggregate of 79,831,310 shares of our common stock outstanding on June 15, 2007. The table is based upon information provided by officers, directors and principal stockholders in documents filed with the Commission. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all of the shares of our common stock they beneficially own. Unless otherwise indicated, the address for each person is c/o ReoStar Energy Corporation, 3880 Hulen Street, Fort Worth, Texas 76107.

Name of Beneficial Owner	Number of Shares	Percent of Class
5% or Greater Stockholders:
JMT Resources Ltd.(1)	15,822,750	19.8%
Benco Operating, Inc.	16,041,750	20.1%
REO Energy Ltd.(2)	22,855,500	28.6%
SG Private Banking (Suisse) SA(3)	8,000,000	10.0%

Directors and Executive Officers:
Mark S. Zouvas(1)	-	*
M. O. Rife III(2)	-	*
Joe Bill Bennett	-	*
Brett Bennett	-	*
Scott Allen	-	*
Jean-Baptiste Heinzer	-	*
Alan Rae	-	*
All directors and officers as a group (7 persons)(1)(2)	-	*

_______________
*	Less than 1%

(1)	Mr. Zouvas is a Managing Partner of JMT Resources Ltd. and has voting power and dispositive power with respect to the shares. He also has an ownership interest in the partnership.

(2)	Mr. Rife is a Managing Partner of REO Energy Ltd. and has voting power and dispositive power with respect to the shares. He also has an ownership interest in the partnership.

(3)	Alexandrie Orloff is the deputy Vice President of SG Private Bank and has voting power and dispositive power with respect to the shares.

DESCRIPTION OF CAPITAL STOCK

                 Our authorized capital stock consists of 200,000,000 shares of common stock, $0.001 par value. Our common stock is the only class of voting securities issued and outstanding. Each share of common stock is entitled to one vote. As of December 17, 2007, there were 79,831,310 shares of our common stock issued and outstanding.

LEGAL MATTERS

                 The validity of the shares of common stock offered in this prospectus has been passed upon by Greenberg Traurig, LLP, Irvine, California.

EXPERTS

                 Killman, Murrell & Company, P.C., an independent registered public accounting firm, has audited our financial statements for the year ended March 31, 2007, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

                 We are subject to certain informational requirements of the Exchange Act. As a result, we file annual, quarterly and current reports, and other information with the SEC. We are not required to deliver an annual report to our stockholders but voluntarily send to our stockholders our annual report on Form 10-KSB in connection with our annual meeting, which includes audited financial statements. Here are ways you can reach and obtain copies of this information:

WHAT IS AVAILABLE	WHERE TO GET IT
Paper copies of information	SEC's Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549
On-line information, free of charge	SEC's Internet website at http://www.sec.gov
Information about the SEC's	Call the SEC at 1-800-SEC-0330
Public Reference Rooms

                 This prospectus is part of a Registration Statement on Form SB-2 we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You can get a copy of the registration statement from the sources listed above.

ITEM 7. FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS
Page

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheet, March 31, 2007	F-3

Statements of Operations, Three Months Ended March 31, 2007 and Years Ended December 31, 2006 and 2005	F-4

Statements of Stockholders' Equity (Deficit), Three Months Ended March 31, 2007 and Years Ended December 31, 2006 and 2005	F-5

Statements of Cash Flows, Three Months Ended March 31, 2007 and Years Ended December 31, 2006 and 2005	F-6

Notes to Financial Statements	F-8

Consolidated Balance Sheet, September 30, 2007	F-21

Consolidated Statements of Operations, Three Months Ended September 30, 2007, June 30, 2007, Six Months Ended September 30, 2007, and Twelve Months Ended December 31, 2006	F-22

Consolidated Statements of Cash Flows, Three Months Ended September 30, 2007, June 30, 2007, Six Months Ended September 30, 2007, and Twelve Months Ended December 31, 2006	F-23

Notes to Consolidated Financial Statements	F-25

Killman, Murrell & Company, P.C.
Certified Public Accountants

1931 E. 37th Street, Suite 7 Odessa, Texas 79762 (432) 363-0067 Fax (432) 363-0376	2626 Royal Circle Kingwood, Texas 77339 (281) 359-7224 Fax (281) 359-7112	3300 N. A Street, Bldg. 4, Suite 200 Midland, Texas 79705 (432) 686-9381 Fax (432) 684-6722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
ReoStar Energy Corporation
(Formerly Goldrange Resources, Inc.)
Fort Worth, Texas 76107

We have audited the accompanying balance sheet of ReoStar Energy Corporation (formerly Goldrange Resources, Inc.) as of March 31, 2007 and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2006, and the three month period ended March 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ReoStar Energy Corporation as of March 31, 2007, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2006, and the three month period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ Killman. Murrell & Company. P. C.
Killman, Murrell & Company, P.C.
Odessa, Texas
July 14,2007

ReoStar Energy Corporation
(Formerly Goldrange Resource, Inc.)
Balance Sheet
March 31, 2007
ASSETS
Current Assets:
Cash	$212,254
Accounts Receivable:
Oil and Gas	495,200
Related Party	376,994
Other	63,389
Total Current Assets	1,147,837

Note Receivable	1,614,218

Oil and Gas Properties - successful efforts method	11,712,673
Less Accumulated Depletion and Depreciation	(2,740,044)
Oil and Gas Properties (net)	8,972,629

Investment in Pipeline	9,426,049
Less Accumulated Depreciation	(218,500)
Investment in Pipeline (net)	9,207,549
Total Assets	$20,942,233

LIABILITIES
Current Liabilities:
Accounts Payable	$704,151
Payable to Related Parties	4,371,318
Accrued Expenses	1,430,184
Current Portion of Long-Term Debt	5,424,194
Total Current Liabilities	11,929,847

Notes Payable	3,605,937
Notes Payable - Related Parties	3,618,924
Less Current Portion of Notes Payable	(5,424,194)
Total Long-Term Debt	1,800,667

Deferred Tax Liability	1,734,563
Total Liabilities	15,465,077

Minority Interest in Pipeline	4,685,301
Commitments and Contingencies	-

Stockholders' Equity
Common Stock, $.001 par,200,000,000 shares authorized 71,954,262 shares outstanding on March 31, 2007	71,954

Additional Paid-In-Capital	1,970,795
Retained Deficit	(1,250,894)
Total Stockholders' Equity	791,855
Total Liabilities and Stockholders' Equity	$20,942,233

See Accompanying Notes to Financial Statements

ReoStar Energy Corporation
(Formerly Goldrange Resource, Inc.)
Statements of Operations
	Three Months Ended	Years Ended December 31,
Revenues	March 31, 2007	2006	2005
Oil and Gas Sales	$814,400	$2,874,291	$1,109,199
Pipeline Revenues	424,257	1,162,790	606,420
Sale of Leases	19,431	400,378	23,820
Other Income	151,199	45,771	79,720
Total Revenue	1,409,287	4,483,230	1,819,159

Costs and Expenses
Oil & Gas Lease Operating Expenses	168,346	1,131,502	557,680
Severance and Ad Valorem Taxes	40,962	163,523	65,982
Pipeline Operating Expenses	152,541	427,295	206,485
Depletion & Depreciation	468,540	1,940,354	433,817
General & Administrative	135,947	281,727	112,596
Interest, net of capitalized interest of $113,706, $420,230, and $96,211 in 2007, 2006, and 2005, respectively	63,321	13,660	13,000
Total Costs and Expenses	1,029,657	3,958,061	1,389,560

Income from operations before income taxes and minority interest	379,630	525,169	429,599

Income Tax Provision	(1,421,148)	-	-
Minority Interest Expense	(106,276)	(332,413)	(128,511)
Net (Loss) Income	$(1,147,794)	$192,756	$301,088

Basic and Diluted Loss per Common Share	(0.02)
Weighted Average Common Shares Outstanding	69,616,786

Pro-Forma Earnings Per Share
Net Income		$192,756	$301,088
Proforma Income Tax Expense at Statutory Rate (35%)		(67,465)	(105,381)
Proforma Net Income		$125,291	$195,707

Proforma Weighted Average Shares Outstanding		68,129,310	68,129,310
Proforma Basic and Diluted Earnings Per Share		$0.00	$0.00

See Accompanying Notes to Financial Statements

ReoStar Energy Corporation
(Formerly Goldrange Resource, Inc.)
Statements of Stockholders' Equity (Deficit)
For the years ended December 31, 2006 and 2005
and the Three Months Ended March 31, 2007
Combined Totals	Common Stock
Common Stock	Members' Investment	Number of Shares	Amount	Paid-In Capital	Retained Deficit	Total
Combined Equities of Merged Companies
December 31, 2004	$1,000	143,414	-	$-	$30,798	$(1,131,023)	$(955,811)

Reverse Merger Adjustments:
Goldrange Resources, Inc.	-	-	13,379,310	13,379	(13,379)	-	-
Merged Companies	(1,000)	(143,414)	54,750,000	54,750	(938,720)	-	(1,028,384)

Restated Balance, December 31, 2004	-	-	68,129,310	68,129	(921,301)	(1,131,023)	(1,984,195)

Net Income 2005	-	-	-	-	-	301,088	301,088

Balance, December 31, 2005	-	-	68,129,310	68,129	(921,301)	(829,935)	(1,683,107)

Net Income 2006	-	-	-	-	-	192,756	192,756

Balance, December 31, 2006	-	-	68,129,310	68,129	(921,301)	(637,179)	(1,490,351)

Sale of Common Stock	-	-	-	-	-	-	-
February 2007	-	-	2,124,952	2,125	1,897,875	-	1,900,000
March 2007	-	-	1,700,000	1,700	1,528,300	-	1,530,000
Change in Tax Status of Two Merged Companies	-	-	-	-	(534,079)	534,079	-
Net Loss 2007	-	-	-	-	-	(1,147,794)	(1,147,794)

Balance, March 31, 2007	$-	$-	71,954,262	$71,954	$1,970,795	$(1,250,894)	$791,855

See Accompanying Notes to Financial Statements

ReoStar Energy Corporation
(Formerly Goldrange Resource, Inc.)
Statements of Cash Flows
	Three Months Ended	Years Ended December 31,
Operating Activities:	March 31, 2007	2006	2005
Net Loss	$(1,147,794)	$192,756	$301,088
Adjustments to reconcile net cash from operating activities:
Income Tax Expense	1,421,148
Depletion, Depreciation, & Amortization	468,540	1,940,355	433,817
Joint Venture Partner Expense	106,276	332,413	128,511
Note Accretion	41,487	128,334
Changes in Operating Assets and Liabilities
Cash Overdraft		186,912
Changes in Other Assets	13,454	(13,455)	(5,375)
Changes in Accrued Liabilities		86,667	23,723
Change in Related Party Receivables/Payables	(516,714)	(543,483)	14,701
Changes in Other Receivables	(63,389)	2,324	(21,934)
Change in Revenue Receivables	(495,201)	86,762	(327,757)
Changes in Accounts Payable	704,151	-	175,605
Net Cash provided from operating activities	531,958	2,399,585	722,379

Investing Activities:

Oil & Gas Drilling, Completing and Leasehold Acquisition Costs	(2,091,787)	(6,371,739)	(1,679,003)
Change in Drilling Reimbursements in Excess of Costs	(1,962,407)	492,160	1,280,768
Change in Accounts Payable related to drilling	-	2,220,498	-
Deposits	-	200,000	(200,000)
Change in Accrued Liabilities	(1,267,477)	722,450	1,014,964
Investments in Pipeline Joint Venture	(1,187,542)	(4,643,249)	(3,187,995)
Note Receivable Collections	987,022
Net Cash used in investing activities	(5,522,191)	(7,379,880)	(2,771,266)

Financing Activities
Notes Payable Advance	999,667	704,466	1,939,606
Changes in Notes Payable Related Party	-	1,264,957	930,602
Minority Cash Contributions, Net of Distributions	772,820	1,747,320	107,961
Net cash received from common stock subscriptions	3,430,000	-	-
Net Cash provided from financing activities.	5,202,487	3,716,743	2,978,169
Net Increase in cash	212,254	(1,263,552)	929,282
Cash - Beginning of the period	-	1,263,552	334,270
Cash - End of the period	$212,254	$-	$1,263,552

See Accompanying Notes to Financial Statements

ReoStar Energy Corporation
(Formerly Goldrange Resource, Inc.)
Statements of Cash Flows
(Continued)

	Three Months Ended	Years Ended December 31,
Supplemental Disclosure of Cash Flow Information	March 31, 2007	2006	2005
Cash paid during year for:
Interest	$73,234	$185,284	$65,151

Income Taxes	-	-	-

Non Cash Investing and Financing Activities
Contribution of Note Receivable	$2,601,240	$-	$-

Contribution of Note Payable	$(1,950,000)	$-	$-

Conversion of Note Payable to Minority Interest	$(1,490,000)	$-	$-

Contribution of Related Party Receivable/Payables	$651,240	$-	$-

Oil & Gas Lease Contributed by Owner	$-	$-	$145,190

See Accompanying Notes to Financial Statements

REOSTAR ENERGY CORPORATION
(FORMERLY GOLDRANGE RESOURCES, INC.)
NOTES TO FINANCIAL STATEMENTS

(1) SUMMARY OF ORGANIZATION AND NATURE OF BUSINESS

REOSTAR ENERGY CORPORATION ("REOSTAR ," "we," "us," or "our") is engaged in the exploration, development and acquisition of oil and gas properties primarily in the Southwestern region of the United States. We seek to increase our reserves and production primarily through drilling, complementary acquisitions, and the development of enhanced oil recovery prospects.

Effective February 1, 2007 three entities under common control, Benco Operating, Inc. ("Benco); JMT Resources Ltd ("JMT"); and REO Energy Ltd ("REO") contributed certain assets and liabilities to Goldrange Resources, Inc. ("Goldrange") in exchange for stock. The contributing entities were under common control prior to the transaction, and immediately after the transactions, the former shareholders of the contributing entities owned 80.4% of the issued and outstanding stock of Goldrange. The contribution has been accounted for as a reverse merger. For the years ended December 31, 2006 and 2005, the statements of operations and cash flows include combined amounts applicable to the three entities for the respective years. There were no material intercompany transactions between these entities. See Footnote 3 for more details.

On February 12, 2007 Goldrange changed its name to ReoStar Energy Corporation. March 31 is Goldrange's fiscal year end and as a result, a three month reporting period has been included in the statements of operations and cash flows.

ReoStar is a Nevada corporation whose common stock is listed and traded over the counter on the bulletin board.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation and Principles of Consolidation
The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. The Company's accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

We own a significant interest in a joint venture, the Tri-County Gas Gathering System ("TCGGS"), over which we have significant influence, but not control. We recognize our proportionate share of TCGGS' assets, liabilities, revenues and expenses in the accompanying financial statements.

Use of Estimates
The preparation of financial statements in accordance with generally accepted accounting principles in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at year-end and the reported amounts of revenues and expenses during the year. Actual results could differ from the estimates and assumptions used.

Income per Common Share
Basic net income per share is calculated based on the weighted average number of common shares outstanding. Diluted net income per share assumes issuance of stock compensation awards and exercise of stock warrants, provided the effect is not anti-dilutive. All common stock shares and per share amounts in the accompanying financial statements have been adjusted for the four for one stock split effected on November 30, 2006.

Business Segment Information
The Financial Accounting Standards Board ("FASB"), Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosure About Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise that engage in activities from which it may earn revenues and incur expenses for which separate operational financial information is available and this information is regularly evaluated by the chief decision maker for the purpose of allocating resources and assessing performance.

Revenue Recognition
Oil, gas and natural gas liquids revenues are recognized when the products are sold and delivery to the purchaser has occurred. Although receivables are concentrated in the oil and gas industry, we do not view this as unusual credit risk.

Cash and Equivalents
Cash and cash equivalents include cash on hand and on deposit and investments in highly liquid debt instruments with maturities of three months or less.

Allowance for Doubtful Accounts
We regularly review our accounts receivable for quality of accounts receivable. Other than related party receivables, we accrue a provision for doubtful accounts equal to 20% of any accounts receivable balance that has aged more than one hundred twenty (120) days. As of March 31, 2007, we had no accounts receivable balances over the 120 day threshold, therefore, no allowance for doubtful accounts has been accrued.

Oil and Gas Properties
Oil and gas investments are accounted for by the successful efforts method of accounting. Accordingly, the costs incurred to acquire property (proved and unproved), all development costs, and successful exploratory costs are capitalized, whereas the costs of unsuccessful exploratory wells are expensed.

Depletion of capitalized oil and gas well costs is provided using the units of production method based on estimated proved developed oil and gas reserves of the respective oil and gas properties.

The estimated costs of dismantlement and abandonment of depleted wells, net of estimated salvage values, is considered to be immaterial in amount and therefore, no accrual for such costs are included in these financial statements.

The carrying value of capitalized oil and gas property costs is compared annually to the future net revenues attributed to the related proved developed oil and gas reserves. Such costs are reduced to the extent they exceed the future net revenues of the related proved developed oil and gas reserves. Oil and gas reserve information and other required disclosures related to oil and gas operations has been omitted, due to the limited revenues derived from such activity.

Our policy is to minimize risks associated with drilling exploratory wells by selling most of the working interest associated with each particular well on a turn-key basis (up to 80% of the working interest may be sold). The proceeds are credited to the net book value of the property. In the event the proceeds from selling the working interest exceed the total cost of acquiring the leasehold and drilling the well, we record the net proceeds in excess of cost as gain on the sale of oil and gas properties. Gain or loss is recognized from the sale of any interest of proven developed properties.

Joint Venture Partner Interest
ReoStar and a joint venture partner own an interest in a pipeline and natural gas gathering system. We account for the joint venture as a consolidation pursuant to Statement of Financial Accounting Standards 94. See Note 12 for more detailed information regarding the pipeline and joint venture.

Pipeline Depreciation
The pipeline is depreciated using the straight-line method over the pipeline's estimated useful life of 15 years.

Interest Expense
ReoStar capitalizes interest expense related to the financing obtained to acquire and develop oil and gas properties and to build the pipeline. Capitalized interest is amortized on a straight-line basis over a ten year period.

Deferred Taxes
Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of assets and liabilities and their tax bases as reported in our filings with the respective taxing authorities. The realization of deferred tax assets is assessed periodically based on several interrelated factors. These factors include our expectation to generate sufficient taxable income including tax credits and operating loss carryforwards.

Comprehensive Income
Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have comprehensive income items requiring disclosure of comprehensive income.

Impairment of Long-Lived Assets
In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long lived assets, such as oil and gas properties and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount of the fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Contingencies
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one of more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Financial Instruments
The carrying amount of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value, unless otherwise stated, as of March 31, 2007. The carrying amount of long-term debt approximates market value due to the use of market interest rates.

Asset Retirement Obligation
Our financial statements reflect the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 provides that, if the fair value for an asset retirement obligation can be reasonably estimated, the liability should be recognized upon acquiring or drilling a well. Under the method prescribed by SFAS No. 143, the retirement obligation is recorded as a liability at its estimated present value at the asset's inception, with an offsetting increase to producing properties on the balance sheet. Periodic accretion of the discount of the estimated liability is recorded as an expense in the statement of operations. At March 31, 2007, management's estimate of the retirement obligation was immaterial.

Recent Accounting Pronouncements
Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans"-an amendment of FASB Statements No. 87, 88, 106, and 123R. This Statement improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization.

Statement No. 157, "Fair Value Measurements". This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements.

Statement No. 156, "Accounting for Servicing of Financial Assets"-an amendment of FASB Statement No. 140. This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities.

Statement No. 155, Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statement No. 133 and 140. This Statement amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.

In the opinion of management, these Statements will have no material effect on the financial statements of the Company.

(3) ACQUISITIONS AND DISPOSITIONS
On February 1, 2007, REO Energy Ltd. contributed substantially all of it assets and liabilities to ReoStar in exchange for stock. REO's assets consisted of:
•	Approximately 8,800 acres of proven producing, proven undeveloped, and unproven reserves located in the "oil window" of the Barnett Shale in North Central Texas;
•	Approximately 6,000 acres of undeveloped leasehold in the Fayetteville shale prospect in central Arkansas; and
•	A note and option receivable. The outstanding principal of the note receivable was $2,614,246. The note is secured by a drilling rig. The face value of the option receivable is $300,000 and the carrying value is $0.

On February 1, 2007, Benco Operating Inc. contributed substantially all of its assets and liabilities to ReoStar in exchange for stock. Benco's assets and deferred tax liabilities consisted of:
•	An undivided 44.44% interest in a joint venture that owns 30% of the Tri-County Gas Gathering System, a pipeline servicing the section of the Barnett Shale where REO's leasehold is located and a 100% working interest in one lease located in the oil window of the Barnett Shale.
•	Deferred tax liabilities of $313,414.

On February 1, 2007, JMT Resources Ltd. contributed substantially all of the assets and liabilities to ReoStar in exchange for stock. JMT's assets consisted of:
•	95% working interest in approximately 4,000 acres in leasehold in East Central Texas. The majority of the property is classified as proven undeveloped and is the subject of an ASP flood pilot. JMT's cost basis in the leasehold was zero due to an impairment write-down taken on the property several years ago.

ReoStar assumed liabilities from the above acquisitions aggregating approximately $14,150,000.

The contributing companies were under common control for more than one year prior to the transaction. Immediately after the transaction, the contributing companies owned more than 80% of ReoStar's issued and outstanding stock. The transaction qualifies as a reverse merger and all of the assets and liabilities of the contributing companies were included on ReoStar's balance sheet at historical values.

(4) DEFERRED TAX LIABILITY
Our income tax expense from operations was $1,421,148 for the period ended March 31, 2007. Because two of the predecessor companies were partnerships (non-tax paying entities), the cumulative deferred tax liability related to their assets was recorded as an expense on the contribution date. A reconciliation between the statutory federal income tax rate and our effective income tax rate is as follows:

March 31 2007
Federal Statutory Tax Rate	34%
State	1%
Consolidated Effective Tax Rate	35%

The income tax provision differs from the amount computed at the statutory rate of 35% as follows:
March 31 2007
Expected Tax Expense from Operations	$132,870
Tax Expense related to change in tax status	1,288,278
Income Tax Provision	$1,421,148

Significant components of deferred tax assets and liabilities are as follows:
March 31 2007
Deferred Tax Assets:
Net Operating Loss Carryforward	$952,916
Total Deferred Tax Assets	952,916

Deferred Tax Liabilities
Oil & Gas Properties Basis	1,956,886
Pipeline Assets Basis	730,593
Total Deferred Liabilites	2,687,479
Net Deferred Tax Liability	$1,734,563

(5) EARNINGS PER COMMON SHARE

There were no dilutive common stock equivalents as of March 31, 2007. The following table sets forth the computation of basic earnings per common share.

March 31 2007
Numerator
Net Income (Loss)	$(1,147,794)
Denominator
Weighted Average Shares Outstanding	69,616,786

Basic and Diluted- Net Income	$(0.02)

(6) INDEBTEDNESS

As of March 31, 2007, the following debt was outstanding:

Note Payable to Frost National Bank. The note has a principal balance of $1,950,000, carries an annual interest rate of 5.65% and matures on April 11, 2007. As of March 31, 2007, interest totaling $63,091 was accrued. The note was paid in full on April 10, 2007.

Note Payable to 1st State Bank of Texas. The note had a principal balance of $79,603 on March 31, 2007. The note was originated on March 24, 2004, carries a variable interest rate equal to Wall Street Journal prime plus 1%, and matures on August 1, 2008. The note was paid in full in July 2007.

Lease Notes Payable. ReoStar has several notes payables to various private investors that were used by a predecessor company for leasehold acquisitions.

The first originated December 1, 2005 and bears interest of 20% on the principal balance outstanding on the anniversary date. Principal balance of $100,000 was outstanding on March 31, 2007.

The second note, originated April 30, 2004, and the third note, originated December 12, 2005, are due to the same individual. Both notes were in the amount of $100,000. The notes provide a ½% carried working interest on each well drilled on certain Arkansas acreage and as certain Arkansas acreage is drilled, the original proceeds shall be repaid at the rate of $2 for each $1 invested on a per acre basis. The Arkansas leasehold has a five year term. In order to make a provision for the $2 for $1 repayment, we accrete interest at a 20% rate. None of the acreage has been drilled, and the balance of the notes was $238,334 on March 31, 2007.

The fourth note originated on December 19, 2005 in the amount of $500,000. The note provides a ½% carried working interest on each well drilled on certain Arkansas acreage and as certain Arkansas acreage is drilled, the original proceeds shall be repaid at the rate of $2 for each $1 invested on a per acre basis. The leasehold has a five year term. In order to make a provision for the $2 for $1 repayment, we accrete interest at a 20% rate. None of the acreage has been drilled, and balance outstanding as of March 31, 2007 was $625,000.

The fifth note in the amount of $100,000 originated on May 15, 2006 and bears interest of 10% due annually. The note matures June 1, 2008. The full amount of the note was outstanding on March 31, 2007.

The last note originated May 3, 2006 in the amount of $513,000. The note provides that as certain Arkansas acreage is drilled, the original proceeds shall be repaid at the rate of $257 for each $385 invested on a per acre basis. Additionally, the note provides for the conveyance of a .6666% working interest carried to the tanks on 1,333 of certain Arkansas acreage. The note provides the lender the option to return any interest assigned to ReoStar in exchange for payment of $513,000 plus 10% interest per annum. The option is valid only from May 3, 2007 through November 3, 2007. ReoStar will accrue interest at 10% until the option expires. The note had a balance of $513,000 at year-end.

Notes Payable to Shareholder. ReoStar has notes payable totaling $324,330 to ReoStar's President and CEO. The note matures on September 30, 2008 and bears interest of 8%.

ReoStar has notes payables to a limited partnership owned by the Chairman of the Board. The notes total $3,294,594 mature on 12/31/2007 and carry an interest rate of 7.6%.

There are no debt covenants associated with the notes payable.

The following table summarizes our note payable repayment obligations.

	Fiscal Years Ending March 31,
	2008		2009	2010	2011	2012
Frost National Bank Note	$1,950,000	$
1st State Bank Note	79,600
Lease Note No. 1	100,000
Lease Note No. 5			100,000
Note Payable - Shareholder			324,330
Note Payable - Shareholder	3,294,594
	$5,424,194		$424,330	-	-	-

Payable to Related Party. REO Energy, Ltd. ("REO"), one of the predecessor companies, completed drilling the wells that were in process on the contribution date. The accounts payable of $3,501,057 represents drilling costs that are due to REO's vendors.

Benco Operating, Inc. ("Benco"), one of the predecessor companies, paid certain capital calls during the transition period after the contribution date. The payable to related party reflects a payable to reimburse Benco for $619,511 related to these payments.

In addition, there is an accounts payable to a greater than 15% shareholder in the amount of $250,750.

Accrued Expenses:
Pipeline Capital Calls Payable: When the owners of the TCGGS agree to the construction of the pipeline in a particular area, the operator bills the owners for their share of the anticipated construction cost. We record the unpaid capital calls as an accrued liability. The capital call payable was $516,681 on March 31, 2007.

Other accrued expenses consist of working interest owner payout guarantees totaling $761,302 and accrued interest expense of $152,202.

(7) CAPITAL STOCK

We have authorized capital stock of 200 million shares of common stock. All shares have been adjusted for the 4 for 1 common stock split affected on November 30, 2006. All common stock shares have been retroactively restated to reflect this stock split.

The following is a schedule of changes in the number of outstanding common shares since November 1, 2006.

March 31, 2007
Beginning Balance	8,050,000
4 for 1 splt November 30, 2006	24,150,000
Shares Cancelled	(18,820,690)
Shares Outstanding January 31, 2007	13,379,310
Shares issued for Benco acquistion	16,041,750
Shares issued for REO acquisiton	22,885,500
Shares issued for JMT acquisition	15,822,750
Private Placement shares issued	3,824,952
Ending Balance	71,954,262

As of March 31, 2007, we were in the process of completing a private placement offering. Through March 31, 2007, shares sold via the private placement offering totaled 3,824,952 at $1.00 per share.

The proceeds from the sale reported in the statement of stockholder's equity is net of offering expenses. Each share had one warrant attached with a strike price of $1.50 per share. The warrants are scheduled to expire 2 years from the date the stock certificates are issued.

There were no restricted stock grants outstanding at year end.

(8) COMMITMENTS AND CONTINGENCIES

Litigation
We are involved in various legal actions and claims arising in the ordinary course of our business. While the outcome of these lawsuits cannot be predicted with certainty, we do not expect these matters to have a material adverse effect on our financial position, cash flows or results of operations.

Office Lease
We signed a long-term sublease agreement in February, 2007. The sublease will begin in late June, 2007. The terms of the lease provide for a monthly base rent of $12,315. The lease is scheduled to expire on January 31, 2010. We will sublease approximately one-half of the office space to the operators of our Barnett shale and Corsicana properties.

The following table summarizes the minimum base rent until the lease expires. The minimum base rent excludes any potential reduction in net rent due to subleasing arrangements.
	Fiscal Year Ending March 31,
	2008	2009	2010
Minimum Base Rent	110,835	152,210	131,525

Plugging
The Corsicana oil and gas leases have been producing for more than one hundred year and there hundreds of abandoned wells scattered throughout the leases. In order for the ASP flood to be successful, we will need to cement in the wells. Since the wells are relatively shallow, we are able to completely plug each well for less than $500 and the costs will be capitalized as part of the project. Currently we have no definite number of abandoned wells located on our properties nor do we have a firm estimate of the number of wells we will need to plug.

(9) NOTE RECEIVABLE
ReoStar has a note receivable from our drilling contractor. The note is secured by the rig that is dedicated to our Barnett Shale acreage. The outstanding principal balance on March 31, 2007 was $1,614,218.

(10) MAJOR CUSTOMERS
We market our production on a competitive basis. Gas produced in the Barnett is sold under a long-term contract scheduled to expire on May 31, 2015. Oil purchasers may be changed on 30 days notice. The price for oil is generally equal to a posted price set by major purchasers in the area or is based on NYMEX pricing, adjusted for quality and transportation. We sell to oil and gas purchasers on the basis of price, credit quality and service. For the year ended March 31, 2007, one customer, Cimmarron Gathering, LP, accounted for 92% of total oil and gas sales. Since our products are commodities and since there are numerous purchasers that service our markets, we believe that the loss of any one customer would not have a material adverse effect on our results.

(11) CREDIT RISK
We frequently maintain a balance in our bank accounts in excess of the federally insured limits.

(12) PIPELINE JOINT VENTURE
In July 2005, Benco entered into a joint venture agreement with a small group of private investors whereby Benco contributed it's 33.33% fractional interest in the Tri-County Gas Gathering System to the joint venture. The investors contributed cash in exchange for a 50% interest in the joint venture. No new entity was formed in connection with the joint venture and Benco maintained voting control of the fractional interest in TCGGS. Benco accounted for the joint venture as a consolidation under SFAS 94.

Benco recorded all of the assets, liabilities, income and expenses associated with the 33.33% interest in TCGGS on its financial statements. The joint venture partners' share of the net assets of the TCGGS were reflected on the balance sheet as a minority interest and the joint venture partners' share of the net income of the TCGGS is reflected on the statement of operations as a joint venture partner expense.

Effective January 31, 2007, the fractional ownership in the TCGGS was reduced from 33.33% to 30% in exchange for the waiver of accrued capital calls totaling $815,980. No gain or loss was reported on the reduction in interest. However, because the joint venture partners had no outstanding accrued capital calls on January 31, the reduction in interest is attributable solely to our share of the joint venture. After the reduction in interest, we continued to maintain voting control of the fractional interest in the TCGGS and will continue to account for the investment as a consolidation under SFAS 94.

The following table reflects the changes to the minority interest in our investment in the pipeline for the three months ending March 31, 2007:

Three Months Ended March 31, 2007
Minority Interest at December 31, 2006	$2,316,205

Conversion of Note Payable to Minority Interest Equity	1,490,000
Capital Contributions	772,820
Income Allocation	106,276
Minority Interest at March 31, 2007	$4,685,301

In connection with the conversion of the note payable to minority interest equity, the joint venture partners waived the $95,338 in accrued interest related to the note. This amount has been included in other income at March 31, 2007.

(13) SEGMENT REPORTING
The following table summarizes the assets, liabilities, income and expenses related to our oil and gas segment and our pipeline segment.

	Oil and Gas Segment	Pipeline Segment	Total
Current Assets	$1,092,281	$55,556	$1,147,837
Note Receivable	1,614,218		1,614,218
Oil & Gas Properties (net)	8,972,629		8,972,629
Investment in Pipeline (net)		9,207,549	9,207,549
Total Assets	11,679,128	9,263,105	20,942,233

Current Liabilities	10,793,658	1,136,192	11,929,850
Long-Term Debt	1,800,664		1,800,664
Deferred Tax Liabilitiy	1,003,970	730,593	1,734,563
Total Liabilities	13,598,292	1,866,785	15,465,077

Minority Interest		4,685,301	4,685,301
Stockholder's Equity	(1,919,164)	2,711,019	791,855
Total Liabilities and Stockholder's Equity	11,679,128	9,263,105	20,942,233

Total Revenue	985,030	424,257	1,409,287
Total Costs and Expenses	(877,116)	(152,541)	(1,029,657)
Income Tax Provision	(1,326,047)	(95,101)	(1,421,148)
Minority Interest Expense		(106,276)	(106,276)
Net (Loss) Income	$(1,218,133)	$70,339	$(1,147,794)

(14) SUBSEQUENT EVENTS
On June 6, 2007 we sold our entire interest in the Tri-County Gas Gathering System. The sales price was $15,000,000. We anticipate post closing adjustments (related to costs of pipeline construction in process on the effective date of the sale) totaling $900,000, which will reduce the proceeds from the sale. The sales will result in a gain of approximately $1,500,000 after tax. See the 8k filed on June 7, 2007 for more details.

In conjunction with the sale of our interest in the Tri-County Gas Gathering System, we entered into a new gas contract. The terms of the new contract were considered to be more favorable than the old contract. The contract will expire in ten years.

On April 30, 2007, the Private Placement Offering was closed. In total 11,461,504 shares sold and the Company received $11,461,504 proceeds from the offering less offering expenses. Of the total proceeds received, $6,885,353 was collected after March 31, 2007.

On April 1, 2007, ReoStar entered into employment contracts with certain key employees. In conjunction with the employment contracts, the company issued 700,000 shares of restricted stock. 350,000 of the shares vest on March 31, 2008, and the balance of the shares will vest on March 31, 2009.

On April 1, 2007, ReoStar also entered into a stock option arrangement with two outside members of its board of directors. Both board members received stock options of 50,000 shares, one-third of which will vest annually on March 31 2008, 2009, and 2010.

The estimated compensation expense related to the restricted stock grant and stock option grants for the following three year period is shown in the table below:

	Year Ending March 31
	2008	2009	2010
Restricted Stock Compensation	$581,137	$195,336	$-
Stock Option Compensation	39,382	21,256	9,232
	$620,519	$216,592	$9,232

(15) SUPPLEMENTAL INFO ON OIL AND GAS EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES (UNAUDITED).

The following information concerning our natural gas and oil operations has been provided pursuant to Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities," ("SFAS No. 69"). Our natural gas and oil producing activities are conducted onshore within the continental United States.

Estimated Quantities of Proved Oil and Gas Reserves (Unaudited)

We engaged Forrest A. Garb & Associates, Inc. to conduct a reserve study and to estimate our proven reserves of crude oil, condensate, natural gas liquids and natural gas (which does not include our probable and possible reserves). Reserves are adjusted to reflect contractual arrangements and royalty rates in effect at the end of each year. Many assumptions and judgmental decisions are required to estimate reserves. Reported quantities are subject to future revisions, some of which may be substantial, as additional information becomes available from reservoir performance, new geological and geophysical data, additional drilling, technological advancements, price changes and other economic factors.

The SEC defines proved reserves as those volumes of crude oil, condensate, natural gas liquids and natural gas that geological and engineering data demonstrate with reasonable certainty are recoverable from known reservoirs under existing economic and operating conditions. Proved developed reserves are those proved reserves which can be expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped reserves are volumes expected to be recovered as a result of additional investments for drilling new wells to offset productive units, recompleting existing wells, and/or installing facilities to collect and transport production.

Production quantities shown are net volumes sold. These may differ from volumes withdrawn from reservoirs due to inventory changes, and, especially in the case of natural gas, volumes consumed for fuel and/or shrinkage from extraction of natural gas liquids.

The reported value of proved reserves is not necessarily indicative of either fair market value or present value of future net cash flows because prices, costs and governmental policies do not remain static, appropriate discount rates may vary, and extensive judgment is required to estimate the timing of production. Other logical assumptions would likely have resulted in significantly different amounts.

The average realized prices used at April 1, 2007 to estimate reserve information were $63.74 per barrel for oil and condensate in the Barnett project, $60.61 per barrel for oil produced in the Corsicana project, and $7.10 per mcf for gas.

The following table reflects total reserves as of April 1, 2007.

	Crude Oil (MBBL)	Natural Gas (MMCF)	Crude Oil Equivalents (MBOE)
Proved Developed Producing	156	999	328
Proved Developed Non-Producing	82	764	214
Proved Undeveloped	11,439	1,628	11,720
Balance at April 1, 2007	11,677	3,391	12,262

The following table reflects total reserves by project at April 1, 2007:
	Barnett Shale Project			Corsicana Project
	Crude Oil (MBBL)	Natural Gas (MMCF)	Crude Oil Equivalents (MBOE)	Crude Oil (MBBL)
Proved Developed Producing	51	999	223	106
Proved Developed Non-Producing	82	764	214
Proved Undeveloped	136	1,628	417	11,302
Balance at April 1, 2007	269	3,391	854	11,408

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves
(Unaudited)

The following summarizes the policies we used in the preparation of the accompanying natural gas and oil reserve disclosures, standardized measures of discounted future net cash flows from proved natural gas and oil reserves and the reconciliations of standardized measures from year to year. The information disclosed, as prescribed by SFAS No. 69, is an attempt to present the information in a manner comparable with industry peers.

The information is based on estimates of proved reserves attributable to our interest in natural gas and oil properties as of April 1, 2007. These estimates were prepared by Forest Garb and Associates. Proved reserves are estimated quantities of natural gas and crude oil which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

The standardized measure of discounted future net cash flows from production of proved reserves was developed as follows:
•	Estimates are made of quantities of proved reserves and future amounts expected to be produced based on current year-end economic conditions.

•	Estimated future cash inflows are calculated by applying current year-end prices of natural gas and oil relating to our proved reserves to the quantities of those reserves produced in each future year.

•	Future cash flows are reduced by estimated production costs, costs to develop and produce the proved reserves and abandonment costs, all based on current year-end economic conditions.

•	The resulting future net cash flows are discounted to present value by applying a discount rate of 10%.

The standardized measure of discounted future net cash flows does not purport, nor should it be interpreted, to present the fair value of our natural gas and oil reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and the risks inherent in the industry.

The standardized measure of discounted future net cash flows relating to proved natural gas and oil reserves is as follows
Total
April 1, 2007
Future Cash Inflows	$732,751,890
Future Costs
Production	(150,282,390)
Development	(110,789,600)
Total Undiscounted Future Net Cash Flow	471,679,900
Income Taxes	(165,088,000)
10% Annual Discount	(188,962,530)
Standardized Measure of Discounted Future Net Cash Flow	$117,629,370

The following reflects the standardized measure of discounted future net cash flows for each of our drilling and development projects.

	Barnett Project	Corsicana Project
	April 1, 2007	April 1, 2007
Future Cash Inflows	$41,390,430	$691,361,460
Future Costs
Production	(13,113,970)	(137,168,420)
Development	(9,903,140)	(100,886,460)
Total Undiscounted Future Net Cash Flow	18,373,320	453,306,580
Income Taxes	(6,430,000)	(158,658,000)
10% Annual Discount	(5,374,920)	(183,587,610)
Standardized Measure of Discounted Future Net Cash Flow	$6,568,400	$111,060,970

Capitalized Costs Relating to Oil and Gas Producing Activities at March 31, 2007:
Successful Efforts
Unproved oil and gas properties	$2,789,212
Proved oil and gas properties	8,923,461
Support Equipment and facilities	0
11,712,673
Less accumulated depletion, depreciation, and amortization	(2,740,044)
Net Capitalized Costs	$8,972,629

Costs incurred in Oil and Gas Producing Activities for the Three Months ended March 31, 2007 and the Year Ended December 31, 2006
	Three Months Ended 3/31/2007	Year Ended 12/31/2006
Property Acquisition Costs
Proved	$-	$-
Unproved	97,251	2,203,837
Exploration Costs	1,886,247	4,167,902
Development Costs
Amortization rate per equivalent barrel of production	25.84	32.40

Key Production Statistics:
The following reflects the oil and gas production by the predecessor companies for the prior three years and ReoStar's production for the three months ended March 31, 2007.

		Oil & Gas Production
		Oil Bbl	Gas Mcf	Total BOE
Year Ended	12/31/04	1,721	13,587	4,083
	12/31/05	7,262	77,650	20,650
	12/31/06	34,019	177,106	64,555
Quarter ended	3/31/07	7,023	55,562	16,603

Results of Operations for Oil and Gas Producing Activities for the three months ended March 31, 2007 and the years ended December 31, 2006, 2005, and 2004.

The following reflects results of operations by the predecessor companies for the prior three years and ReoStar's production for the three months ended March 31, 2007.

	Three Months Ended	Years Ended December 31,
	3/31/2007	2006	2005	2004
Oil & Gas Revenue:	$814,400	$2,874,291	$1,109,199	$144,514
Gain on Sale of Working Interests
Gain on Sale of Oil & Gas Leases				26,474
Production Costs	209,308	1,295,025	623,662	15,268
Exploration Costs				800,000
Depreciation, Depletion, & Amortization	409,376	1,869,683	394,217	96,951
	195,716	(290,417)	91,320	(741,231)
Income Taxes	(68,501)	-	-	-

Results of operations for oil and gas producing activities (excluding corporate overhead and financing costs)	195,716	(290,417)	91,320	(741,231)

ReoStar Energy Corporation
Consolidated Balance Sheet
September 30, 2007
(unaudited)

ASSETS
Current Assets:
Cash	$3,571,920
Accounts Receivable:
Oil and Gas	637,299
Lease Sales	737,913
Related Party	403,111
Total Current Assets	5,350,243

Note Receivable	1,465,424

Oil and Gas Properties - successful efforts method	14,816,930
Less Accumulated Depletion and Depreciation	(3,327,272)
Oil and Gas Properties (net)	11,489,658

Other Depreciable Assets:	1,372,717
Less Accumulated Depreciation	(31,147)
Other Depreciable Assets (net)	1,341,570
Total Assets	$19,646,895

LIABILITIES
Current Liabilities:
Accounts Payable	$1,002,267
Payable to Related Parties	250,750
Royalties Payable	13,834
Accrued Expenses	1,037,870
Current Portion of Long-Term Debt	3,194,594
Total Current Liabilities	5,499,315

Notes Payable	1,646,334
Notes Payable - Related Parties	3,618,924
Less Current Portion of Notes Payable	(3,194,594)
Total Long-Term Debt	2,070,664

Deferred Tax Liability	2,454,476
Total Liabilities	10,024,455

Commitments and Contingencies:	-
Contingent Stock Based Compensation	309,451

Stockholders' Equity
Common Stock, $.001 par,200,000,000 shares authorized 79,831,310 and shares outstanding on September 30, 2007	79,831
Additional Paid-In-Capital	9,147,072
Retained Earnings	86,086
Total Stockholders' Equity	9,312,989
Total Liabilities and Stockholders' Equity	$19,646,895

See Accompanying Notes to Financial Statements

ReoStar Energy Corporation
Consolidated Statements of Operations

	Three Months Ended		Six Months Ended	Twelve Months Ended
	Sept. 30, 2007 (unaudited)	June 30, 2007 (unaudited)	Sept. 30, 2007 (unaudited)	December 31, 2006 (audited)
Revenues
Oil and Gas Sales	$1,019,222	$813,924	$1,833,146	$2,874,291
Sale of Leases	307,028	-	307,028	400,378
Other Income	79,367	65	79,432	45,771
Total Revenue	1,405,617	813,989	2,219,606	3,320,440

Costs and Expenses
Oil & Gas Lease Operating Expenses	491,703	333,521	825,224	1,131,502
Severance and Ad Valorem Taxes	59,947	48,936	108,883	163,523
Delay Rentals	8,571	43,615	52,186	-
Depletion & Depreciation	332,245	286,131	618,376	1,856,365
General & Administrative:	-	-	-	281,727
Salaries and Benefits	249,533	233,479	483,012	-
Legal & Professional	121,953	157,849	279,802	-
Other General & Administrative	101,751	59,415	161,166	-
Interest, net of capitalized interest of $126,676 and $141,012 for the periods ended 9/30/2007 and 6/30/2007, respectively	-	-	-	13,660
Total Costs and Expenses	1,365,703	1,162,946	2,528,649	3,446,777

Income from continuing operations before income taxes	39,914	(348,957)	(309,043)	(126,337)

Income from discontinued operations:
Pipeline Income	-	35,277	35,277	319,093
Gain on Sale of Pipeline	(7,952)	2,244,349	2,236,397	-
Income from discontinued operations	(7,952)	2,279,626	2,271,674	319,093

Interest Income	70,930	23,332	94,262	-
Income Tax Provision	(36,013)	(683,900)	(719,913)	-
Net (Loss) Income	$66,879	$1,270,101	$1,336,980	$192,756

Basic and Diluted Loss per Common Share	$0.00	$0.02	$0.02
Weighted Average Common Shares Outstanding	79,711,310	76,524,026	77,907,148

Pro-Forma Earnings Per Share
Net Income				$192,756
Proforma Income Tax Expense at Statutory Rate (35%)				(67,465)
Proforma Net Income				$125,291

Proforma Weighted Average Shares Outstanding				68,129,310

Proforma Basic and Diluted Earnings Per Share				$0.00

See Accompanying Notes to Financial Statements

ReoStar Energy Corporation
(Formerly Goldrange Resources, Inc.)
Consolidated Statements of Cash Flows

	Three Months Ended		Six Months Ended	Twelve Months Ended
Operating Activities:	Sept. 30, 2007 (unaudited)	June 30, 2007 (unaudited)	Sept. 30, 2007 (unaudited)	December 31, 2006 (audited)
Net (Loss) Income	$66,879	$1,270,101	$1,336,980	$192,756
Adjustments to reconcile net cash from operating activities:
Deferred Income Tax Expense	36,013	683,900	719,913	-
Depletion, Depreciation, & Amortization	332,245	286,131	618,376	1,856,365
Note Accretion	35,000	35,000	70,000	128,334
Stock based compensation	165,381	144,070	309,451	-
Joint Venture Partner Expense	7,952	3,072,448	3,080,400	332,413
Gain on Sale of Pipeline	-	(5,272,701)	(5,272,701)	-
Changes in Operating Assets and Liabilities	-	-	-	-
Cash Overdraft	-	-	-	186,912
Changes in Other Assets	-	-	-	(13,455)
Changes in Accrued Liabilities	87,339	37,027	124,366	86,667
Change in Related Party Receivables/Payables	(418,070)	25,902	(392,168)	(543,483)
Changes in Other Receivables	(737,913)	63,389	(674,524)	2,324
Changes in Royalties Payable	13,834	-	13,834	-
Change in Revenue Receivables	(132,712)	(9,387)	(142,099)	86,762
Changes in Accounts Payable	261,006	(193,131)	67,875	-
Net Cash provided from operating activities	(283,046)	142,749	(140,297)	2,315,595
Net Cash provided (used) from discontinued operations	(362,292)	7,164,405	6,802,113	(2,103,248)
Net Cash provided (used) by operating activities and discontinued operations	(645,338)	7,307,154	6,661,816	212,347

Investing Activities:

Oil & Gas Drilling, Completing and Leasehold Acquisition Costs	(1,852,728)	(960,681)	(2,813,409)	(6,371,739)
Change in Drilling Reimbursements in Excess of Costs	-	-	-	492,160
Change in Related Party Payable related to drilling	(293,993)	(3,826,575)	(4,120,568)	2,220,498
Deposits	-	-	-	200,000
Investment in Other Depreciable Assets	(454,038)	(918,679)	(1,372,717)	-
Note Receivable Collections	67,343	81,451	148,794	-
Net Cash used in investing activities	(2,533,416)	(5,624,484)	(8,157,900)	(3,459,081)

Financing Activities
Notes Payable (Payments) Advances	(79,603)	(1,950,000)	(2,029,603)	704,466
Changes in Notes Payable Related Party	-	-	-	1,264,957
Net cash received from common stock subscriptions	-	6,885,353	6,885,353	-
Net Cash provided from financing activities.	(79,603)	4,935,353	4,855,750	1,969,423

Net Increase in cash	(3,258,357)	6,618,023	3,359,666	(931,139)
Cash - Beginning of the period	6,830,277	212,254	212,254	1,263,552
Cash - End of the period	$3,571,920	$6,830,277	$3,571,920	$332,413

See Accompanying Notes to Financial Statements

ReoStar Energy Corporation
Consolidated Statements of Cash Flows
(Continued)

	Three Months Ended		Six Months Ended	Twelve Months Ended
	Sept. 30, 2007 (unaudited)	June 30, 2007 (unaudited)	Sept. 30, 2007 (unaudited)	December 31, 2006 (audited)
Supplemental Disclosure of Cash Flow Information
Cash paid during period for:
Interest	$4,337	$59,993	$64,330	$185,284

Income Taxes	-	-	-	-

Non Cash Investing and Financing Activities
Stock Based Property Acquisition	$298,800	$-	$-	$-

See Accompanying Notes to Financial Statements

REOSTAR ENERGY CORPORATION
(FORMERLY GOLDRANGE RESOURCES, INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION
The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principals for interim financial information and pursuant to the rules and regulations of the United States Securities and Exchange Commission. They do not include all information and notes required by generally accepted accounting principals for complete financial statements. However, except as disclosed, there has been no material change in the information disclosed in the notes to financial statements included in the Annual Report on Form 10-KSB of ReoStar Energy Corporation for the year ended March 31, 2007. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended September 30, 2007, are not necessarily indicative of the results that may be expected for the year ending March 31, 2008. The financial statements and notes are representations of the Company's management who are responsible for their integrity and objectivity. The Company's accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

(2) CAPITAL STOCK
We have authorized capital stock of 200 million shares of common stock.

The following is a schedule of changes in the number of outstanding common shares since June 30, 2007

Quarter Ended September 30, 2007
Beginning Balance	79,591,310
Wilson Energy Inc. Asset Acquisition	240,000
Shares outsanding September 30, 2007	79,831,310

Effective as of August 1, 2007, ReoStar acquired the assets of Wilson Energy Inc for $159,000 cash and 240,000 shares of stock. A description of the material terms of the transaction is set forth on our Form 8-K filed on October 4, 2007.

On April 1, 2007, ReoStar entered into employment contracts with certain key employees. In conjunction with the employment contracts, the company approved the issuance of 700,000 shares of restricted stock. Of the 700,000 shares issued, 350,000 shares vest on March 31, 2008, and the balance of the shares will vest on March 31, 2009. For the quarter ended September 30, 2007 and the six months ended September 30, 2007, Salaries and Benefits included stock related compensation costs of $145,689 and $289,759, respectively. For both periods, a liability of an equal amount was recorded as a contingent stock based compensation liability.

On April 1, 2007, ReoStar also entered into a stock option arrangement with two outside members of its board of directors. Both board members received stock options of 50,000 shares with a strike price of $1.11, one-third of which will vest annually on March 31 2008, 2009, and 2010. For the quarter ended September 30, 2007 and the six months ended September 30, 2007, other General & Administrative expenses included stock option costs of $9,845 and $19,691, respectively.

The estimated compensation expense related to the restricted stock grant and stock option grants for the following three year period is shown in the table below:

	Year Ending March 31
	2008	2009	2010
Restricted Stock Compensation	$581,137	$$195,336	$-
Stock Option Compensation	39,382	21,256	9,232
	$620,519	$216,592	$9,232

(3) DISCONTINUED OPERATIONS
Effective May 1, 2007 we sold our entire interest in the Tri-County Gas Gathering System. The sales price was $15,000,000. The proceeds from the sale was reduced $900,000 for outstanding capital calls. The proceeds were distributed as follows: $12.5 million were distributed in June at closing with the balance of $1.6 million escrowed. Of the escrowed amount, $600,000 was released in September (90 days after closing) and the balance of $1 million is scheduled to be released from escrow in December 2007 (180 days after closing). Approximately $7.9 million of the net proceeds were allocable to the minority interest partners. The following table reflects the calculation of gain from the sale.
Sept. 30, 2007
Total Proceeds	$15,000,000
Closing adjustment for unpaid capital calls	(900,000)
Net Proceeds	14,100,000
Basis in the pipeline	(8,827,299)
Total Gain on sale	5,272,701
Less Allocations to Minority Interest	(3,036,304)
Gain on Sale of Pipeline	$2,236,397

(4) OTHER DEPRECIABLE ASSETS
In June 2007, ReoStar formed a wholly owned subsidiary, ReoStar Leasing, Inc. ("RLI"), a Texas corporation. RLI acquired a workover drilling rig and a swab rig near the end of June. In July, RLI began leasing the rigs to the related party operator of its Barnett Shale properties. Effective August 1, 2007, RLI acquired a service rig which was leased to the related party operator of its Corsicana properties. The rigs were included in other depreciable assets on September 30, 2007. The following table summarizes the other depreciable asset holdings at period end.

Sept. 30, 2007
Workover Drilling Rig	$687,777
Swab Rig	175,000
Service Rig	200,000
Office Equipment & Other	309,940
Total Other Depreciable Assets	$1,372,717

(5) SALE OF LEASES
In late September, ReoStar entered into an agreement to sell approximately 1,738 acres of undeveloped minerals in the Barnett Shale area. The acreage disposed was not in the ReoStar's core area of operations. The acreage was sold for a gain of approximately $300,000. The sale closed in mid-October.

(6) SUBSEQUENT EVENTS
In late October, the Company agreed to acquire 710 acres of undeveloped minerals in the Company's core area of operations in the Barnett Shale for $213,000. We expect to complete the purchase in November 2007.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24          Indemnification of Directors and Officers

                 Our bylaws provide indemnification by the company of any individual made a party to proceeding because he is or was an officer, director, employee or agent of the company against liability incurred in the proceeding, to the fullest extent permissible under the laws of Nevada. The bylaws provide that the company advance the expenses of officers and directors incurred in defending any such proceeding, provided that the company received an undertaking from such person to repay the expenses advanced if it is ultimately determined that he is not entitled to be indemnified.

                 The Nevada Revised Statutes ("NRS"), Chapter 78 provides:

                 NRS 78.7502 provides for the discretionary and mandatory indemnification of officers, directors, employees and agents.

                 NRS 78.7502 (1) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

                 NRS 78.7502 (2) provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

                 NRS 78.7502 (3) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 78.7502 (1) or 78.7502 (2), or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

                 NRS 78.751 provides that authorization is required for discretionary indemnification of directors, officers, employees or agents, advancement of expenses to those parties and a limitation on indemnification and advancement of expenses.

                 NRS 78.751 (1) provides that any discretionary indemnification under NRS 78.7502, unless ordered by a court or advancement pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

                 (a) By the stockholders;

                 (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

                 (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

                 (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

                 NRS 78.751 (2) provides that the articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred or in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

                 NRS 78.751 (3) provides that the indemnification and advancement of expenses authorized in or ordered by a court pursuant to NRS 78.751:

                 (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

                 (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

                 Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 25         Other Expenses of Issuance and Distribution

                 The expenses relating to the registration of shares of common stock will be borne by us. These expenses, except the SEC registration fee, are estimated to be as follows:*
SEC Registration fee	$1,087
Accounting fees and expenses	$25,000
Legal fees and expenses	$40,000
Printing and engraving expenses	$2,000
Registrar and transfer agent's fees	$5,000
Miscellaneous fees and expenses	$1,000
Total	$74,087
__________________

*	The selling stockholders will pay any sales commissions or underwriting discounts incurred in connection with the sale of shares registered hereunder.

Item 26         Recent Sales of Unregistered Securities

                 On February 1, 2007, we entered into a Contribution Agreement with JMT Resources, Ltd., REO Energy, Ltd., and Benco Operating, Inc., pursuant to which we acquired certain assets related to oil and gas properties, and other related rights, including contractual rights to production and contractual rights for providing for the acquisition or earning of any such interest in exchange for the issuance of an aggregate of 54,750,000 shares of our common stock to the contributors. The shares issued to the contributors were exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) thereunder.

                 From January 2007 through May 2007, we sold to investors in a private placement transaction an aggregate of 11,462,000 units, of our securities. Each unit consisted of one share of common stock and a warrant to purchase one share of common stock. The purchase price was $1.00 per unit and we received an aggregate of $11,462,000 in gross proceeds. The warrants have an exercise period of two years and an exercise price of $1.50 per share. The securities sold in the private placement were exempt from registration under the Securities Act of 1933, as amended, pursuant to Regulation S promulgated thereunder. As part of the private placement, we agreed to register 11,462,000 shares of common stock issued in the private placement and 11,462,000 shares of common stock issuable pursuant to the warrants.

Item 27         Exhibits

Exhibit Number	Description of Document
3(i).1	Amended and Restated Articles of Incorporation filed with the Nevada Secretary of State effective as of February 5, 2007 (incorporated by reference to the Registrant's Registration Statement on Form SB-2 filed on August 1, 2007).

3(ii).1	Bylaws (incorporated by reference to the Registrant's Registration Statement on Form SB-2 filed on August 1, 2007).

5.1	Opinion of Greenberg Traurig, LLP as to the legality of the securities being offered. (Filed herewith) .

10.1	Contribution Agreement dated February 1, 2007 by and among the Registrant, JMT Resources, Ltd., REO Energy, Ltd., and Benco Operating, Inc. (incorporated by reference to the Registrant's Form 8-K, filed on February 6, 2007).

10.2	Form of Subscription Agreement. (incorporated by reference to the Registrant's Registration Statement on Form SB-2 filed on August 1, 2007).

10.3	Form of Common Stock Purchase Warrant. (incorporated by reference to the Registrant's Registration Statement on Form SB-2 filed on August 1, 2007).

10.4	Operating Agreement dated February 1, 2007 by and among Rife Energy Operating, Inc. and the Registrant. (incorporated by reference to the Registrant's Registration Statement on Form SB-2 filed on August 1, 2007).

10.5	Operating Agreement dated February 1, 2007 by and among Texas MOR, Inc. and the Registrant. (incorporated by reference to the Registrant's Registration Statement on Form SB-2 filed on August 1, 2007).

10.6	Employee Confidentiality and Property Agreement with Scott Allen. (incorporated by reference to the Registrant's Registration Statement on Form SB-2 filed on August 1, 2007).

10.7	Employee Confidentiality and Property Agreement with Mark S. Zouvas. (incorporated by reference to the Registrant's Registration Statement on Form SB-2 filed on August 1, 2007).

10.8	Employee Confidentiality and Property Agreement with Brett Bennett. (incorporated by reference to the Registrant's Registration Statement on Form SB-2 filed on August 1, 2007).

10.9	Purchase Sale Agreement dated June 6, 2007 by and among Cimmarron Gathering, LP. and the Registrant, (incorporated by reference to the Registrant's Form 8-K, filed on June 7, 2007).

10.10	Purchase and Sale Agreement by and between the Registrant and Vern Wilson Energy, Inc. dated September 28, 2007 (incorporated by reference to the Registrant's Form 8-K filed on October 4, 2007).

10.11	Purchase and Sale Agreement by and between the Registrant and United Texas Petroleum, Inc. dated December 4, 2007 (incorporated by reference to the Registrant's Form 8-K filed on December 7, 2007).

23.1	Consent of Killman, Murrell & Co. (Filed herewith.)

23.2	Consent of Forrest A. Garb & Associates, Inc. (Filed herewith.)

23.3	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1)

Item 28         Undertakings

A.            The undersigned small business issuer hereby undertakes:

                 (1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; notwithstanding the foregoing, any increase or decrease in the of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;
(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;
                 (2)           That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and
                 (3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
                 (4)           That, to determine liability to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and
(iv)	Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

B.            Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

C.            The undersigned small business issuer hereby undertakes that, for the purpose of determining liability under the Securities Act to any purchaser:

                 (1)           If the small business issuer is relying on Rule 430B (§230.430B of this chapter):

(i)	Each prospectus filed by the undersigned small business issuer pursuant to Rule 424(b)(3) (§230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

SIGNATURES

                 Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Worth, State of Texas, on the 31st day of December 2007.

REOSTAR ENERGY CORPORATION

By: /s/ Mark S. Zouvas
Mark S. Zouvas, Chief Executive Officer

                 Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title(s)	Date

/s/ Mark S. Zouvas	Chief Executive Officer and Director	December 31, 2007
Mark S. Zouvas	(Principal Executive Officer)

/s/ Scott D. Allen	Chief Financial Officer (Principal	December 31, 2007
Scott D. Allen	Financial and Accounting Officer)

	Chief Operating Officer and Director	December 31, 2007
Joe Bill Bennett

/s/ M. O. Rife III	Chairman of the Board of Directors	December 31, 2007
M. O. Rife III

/s/ Jean-Baptiste Heinzer	Director	December 31, 2007
Jean-Baptiste Heinzer

/s/ Alan Rae	Director	December 31, 2007
Alan Rae